GameStop®

2023 Annual Report

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A
(Amendment No.1)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 3, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No. 1-32637

GameStop®

GameStop Corp.
(Exact name of registrant as specified in its Charter)

Delaware	**20-2733559**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
625 Westport Parkway	
Grapevine, Texas	**76051**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (817) 424-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Class A Common Stock	GME	NYSE

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated Filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 762(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of July 28, 2023 was approximately $5.9 billion, based upon the closing market price of $21.93 per share of Class A Common Stock on the New York Stock Exchange. (For purposes of this calculation all of the registrant's directors and officers are deemed affiliates of the registrant.)

Number of shares of $.001 par value Class A Common Stock outstanding as of March 20, 2024: 305,873,200

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement of the registrant to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, for the 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

Explanatory Note

This Amendment No. 1 on Form 10-K/A (this "Amendment No. 1") amends the Annual Report on Form 10-K for the fiscal year ended February 3, 2024 (the "2023 Annual Report") of GameStop Corp. ("GameStop," the "Company," "we," "us" or "our") filed with the Securities and Exchange Commission (the "SEC") on March 26, 2024.

This Amendment No. 1 is being filed solely to correct the inadvertent omission of certain information in Item 5, Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, due to an editorial error. In addition, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are including with this Amendment No. 1 new certifications under Section 302 of the Sarbanes-Oxley Act of 2002 ("SOX") as Exhibits 31.1 and 31.2. Because no financial statements have been included in this Amendment No. 1 and this Amendment No. 1 does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of the certifications have been omitted. We are not including new certifications under Section 906 of SOX as no financial statements are being filed with this Amendment No. 1.

Except as described above, no other amendments are being made to the 2023 Annual Report. This Amendment No. 1 does not reflect events occurring after the March 26, 2024 filing of the 2023 Annual Report or modify or update the disclosure contained in the 2023 Annual Report in any way other than as required to reflect the amendments discussed above and reflected below. Accordingly, this Amendment No. 1 should be read in conjunction with the 2023 Annual Report and our other filings with the SEC.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "GME". As of March 20, 2024, there were 305,873,200 shares of our Class A Common Stock outstanding. Of those outstanding shares, approximately 230.6 million were held by Cede & Co on behalf of the Depository Trust & Clearing Corporation (or approximately 75% of our outstanding shares) and approximately 75.3 million shares of our Class A Common Stock were held by registered holders with our transfer agent (or approximately 25% of our outstanding shares). As of March 20, 2024, there were 194,270 record holders of our Class A Common Stock.

On June 3, 2019, our Board of Directors elected to eliminate our quarterly dividend in an effort to strengthen our balance sheet and provide increased financial flexibility. During the past four fiscal years, we have not declared, and do not anticipate declaring in the near term, dividends on shares of our Class A Common Stock. We currently use, and will continue to use, all available funds and any future earnings for working capital and general corporate purposes, maintaining a strong balance sheet, potential strategic initiatives and capital expenditures. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, including those under the agreements governing our existing indebtedness, and other factors our Board of Directors deems relevant.

Stock Comparative Performance Graph

The following graph compares the cumulative total stockholder return on our Class A Common Stock for the period commencing February 1, 2019 through February 2, 2024 (the last trading date of fiscal 2023) with the cumulative total return on the Standard & Poor's 500 Stock Index (the "S&P 500") and the Dow Jones Retailers, Other Specialty Industry Group Index (the "Dow Jones Specialty Retailers Index") over the same period. Total return values were calculated based on cumulative total return assuming (i) the investment of $100 in our Class A Common Stock, the S&P 500 and the Dow Jones Specialty Retailers Index on February 1, 2019 and (ii) reinvestment of dividends.

The following stock performance graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor should such information be incorporated by reference into any future filings under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference in such filing.



	2/1/2019	1/31/2020	1/29/2021	1/28/2022	1/27/2023	2/2/2024
GME	$ 100.00	$ 25.63	$2,169.54	$ 653.60	$ 609.34	$ 393.32
S&P 500 Index	$ 100.00	$ 124.48	$ 145.93	$ 176.56	$ 164.83	$ 204.08
Dow Jones Specialty Retailers Index	$ 100.00	$ 110.92	$ 156.31	$ 149.90	$ 149.53	$ 178.51

As noted above under the heading "Risk Factors — Risk Related to Our Common Stock", the market price of our Class A Common Stock has been extremely volatile due to circumstances outside of our control, including a short squeeze that led to volatile price movements that were unrelated or disproportionate to our operating performance.

Issuer Purchases of Equity Securities

Our purchases of our equity securities during the fourth quarter of fiscal 2023 were as follows:

Fiscal Period	Total Number of Shares Purchased [1]	Weighted-Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
				(In millions)
October 29, 2023 through November 25, 2023	204	$ 13.03	—	$ 101.3
November 26, 2023 through December 30, 2023	19	$ 15.30	—	$ 101.3
December 31, 2023 through February 3, 2024	45,575	$ 17.53	—	$ 101.3
Total	45,798	$ 17.51	—	$ 101.3

(1) Under both our GameStop Corp. 2019 Incentive Plan and our GameStop Corp. 2022 Incentive Plan, approved by our Board of Directors and our stockholders, we withheld 45,798 shares of Class A Common Stock from certain employees to satisfy minimum tax withholding obligations relating to the vesting of their restricted stock units.

(2) On March 4, 2019, our Board of Directors approved a share repurchase authorization allowing us to repurchase up to $300.0 million of our Class A Common Stock. The authorization has no expiration date. We did not repurchase shares during fiscal 2023 or fiscal 2022. As of February 3, 2024, we have $101.3 million remaining under the repurchase authorization. Refer to Item 7. Management's Discussion and Analysis - "Share Repurchases" for additional information.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) The following documents are filed as a part of this Form 10-K

    (1) See Index to Consolidated Financial Statements in Part II, Item 8 of the 2023 Annual Report.

    (2) Financial Statement Schedules required to be filed by Item 8 of this Form 10-K: See Part IV, Item 15(a)(2) of the 2023 Annual Report.

(b) Exhibits

EXHIBIT INDEX

Exhibit Number	Description	Previously Filed as an Exhibit to and Incorporated by Reference From	Date Filed
3.1	Third Amended and Restated Certificate of Incorporation	Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2013	September 11, 2013
3.2	Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation	Current Report on Form 8-K	June 3, 2022
3.3	Fifth Amended and Restated Bylaws	Current Report on Form 8-K	March 6, 2017
4.1	Description of Securities	Annual Report on Form 10-K for the fiscal year ended February 1, 2020	March 27, 2020
10.1	Open Market Sale Agreement^{SM}, dated December 8, 2020, by and among GameStop Corp. and Jefferies LLC	Current Report on Form 8-K	December 8, 2020
10.2	Credit Agreement, dated November 3, 2021, by and among GameStop Corp., the Borrowers party thereto, the Guarantors party thereto, the other borrowers and guarantors from time to time party thereto, the lenders and issuers from time to time party thereto, Wells Fargo Bank, National Association, as Administrative Agent, Collateral Agent and Australian Security Trustee, Wells Fargo Bank, National Association, Bank of America, N.A., JPMorgan Chase Bank, N.A., Regions Bank, and Fifth Third Bank, National Association, as Co-Syndication Agents, Wells Fargo Bank, National Association, BofA Securities Inc., JPMorgan Chase Bank, N.A., Regions Bank, and Fifth Third Bank, National Association, as Joint Lead Arrangers and Joint Bookrunners	Current Report on Form 8-K	November 4, 2021
10.3	Amendment No. 1 to Credit Agreement, dated May 11, 2023, by and among GameStop Corp., the Borrowers party thereto, the Guarantors party thereto, the other borrowers and guarantors from time to time party thereto, the lenders from time to time party thereto, and Wells Fargo Bank, National Association, as Administrative Agent, Collateral Agent and Australian Security Trustee	Quarterly Report on Form 10-Q for the fiscal quarter ended July 29, 2023	September 6, 2023
10.4*	GameStop Corp. 2022 Incentive Plan	Current Report on Form 8-K	June 3, 2022
10.5*†	Form of Restricted Stock Unit Award Agreement for Employees (2022 Plan)	Annual Report on Form 10-K for the fiscal year ended January 28, 2023	March 28, 2023
10.6*	Form of Restricted Stock Unit Award Agreement for Board of Directors (2022 Plan)	Annual Report on Form 10-K for the fiscal year ended January 28, 2023	March 28, 2023
10.7*	GameStop Corp 2019 Incentive Plan	Definitive Proxy Statement for 2019 Annual Meeting of Stockholders	May 14, 2019
10.8*	Form of Restricted Stock Unit Award Agreement (2019 Plan)	Annual Report on Form 10-K for the fiscal year ended January 29, 2022	March 17, 2022

Exhibit Number	Description	Previously Filed as an Exhibit to and Incorporated by Reference From	Date Filed
10.9*	Letter Agreement, dated May 12, 2022, between GameStop Corp. and Nir Patel	Current Report on Form 8-K	May 16, 2022
10.10*	Letter Agreement between Mark H. Robinson and GameStop Corp. executed June 7, 2023	Current Report on Form 8-K	June 7, 2023
21.1	Subsidiaries	Current Report on Form 10-K	March 26, 2024
23.1	Consent of Deloitte & Touche LLP	Current Report on Form 10-K	March 26, 2024
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.	
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.	
32.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Current Report on Form 10-K	March 26, 2024
32.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Current Report on Form 10-K	March 26, 2024
97.1	GameStop Corp. Dodd-Frank Clawback Policy	Current Report on Form 10-K	March 26, 2024
101.INS	XBRL Instance Document.- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document	Current Report on Form 10-K	March 26, 2024
101.SCH	inline XBRL Taxonomy Extension Schema	Current Report on Form 10-K	March 26, 2024
101.CAL	inline XBRL Taxonomy Extension Calculation Linkbase	Current Report on Form 10-K	March 26, 2024
101.DEF	inline XBRL Taxonomy Extension Definition Linkbase	Current Report on Form 10-K	March 26, 2024
101.LAB	inline XBRL Taxonomy Extension Label Linkbase	Current Report on Form 10-K	March 26, 2024
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)	Submitted electronically herewith.	

---

* This exhibit is a management or compensatory contract.

† Portions of this exhibit have been redacted in compliance with Item 601(b)(10) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMESTOP CORP.

By: /s/ DANIEL MOORE

Daniel Moore

Principal Financial and Accounting Officer

Date: March 27, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 3, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No. 1-32637

GameStop

GameStop Corp.
(Exact name of registrant as specified in its Charter)

Delaware	**20-2733559**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
625 Westport Parkway **Grapevine, Texas**	**76051**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (817) 424-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Class A Common Stock	GME	NYSE

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated Filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 762(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of July 28, 2023 was approximately $5.9 billion, based upon the closing market price of $21.93 per share of Class A Common Stock on the New York Stock Exchange. (For purposes of this calculation all of the registrant's directors and officers are deemed affiliates of the registrant.)

Number of shares of $.001 par value Class A Common Stock outstanding as of March 20, 2024: 305,873,200

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement of the registrant to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, for the 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Disclosure Regarding Forward-looking Statements

This Annual Report on Form 10-K ("Form 10-K") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In some cases, forward-looking statements can be identified by the use of terms such as "anticipates," "believes," "continues," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "pro forma," "seeks," "should," "will" or similar expressions. These statements are only predictions based on current expectations and assumptions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements included in this Form 10-K are based upon information available to us as of the filing date of this Form 10-K, and we undertake no obligation to update or revise any of these forward-looking statements for any reason, whether as a result of new information, future events or otherwise after the date of this Form 10-K, except as required by law. You should not place undue reliance on these forward-looking statements. The forward-looking statements involve a number of risks and uncertainties. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in Part I, Item 1A of this Form 10-K under the heading "Risk Factors," which are incorporated herein by reference. You should carefully consider the risks and uncertainties described in this Form 10-K.

PART I

ITEM 1.   BUSINESS

General

GameStop Corp. ("GameStop," "we," "us," "our," or the "Company") offers games and entertainment products through its stores and ecommerce platforms.

Our fiscal year is composed of the 52 or 53 weeks ending on the Saturday closest to the last day of January. Fiscal year 2023 consisted of the 53 weeks ended on February 3, 2024 ("fiscal 2023"). Fiscal year 2022 consisted of the 52 weeks ended on January 28, 2023 ("fiscal 2022") and fiscal year 2021 consisted of the 52 weeks ended on January 29, 2022 ("fiscal 2021").

Reportable Segments

We operate in four geographic segments: United States, Canada, Australia and Europe. We identified segments based on a combination of geographic areas, which is the basis of how we manage the organization and analyze performance. Our Australia geographic segment includes operations in New Zealand for reporting. Our sales and profits are driven through both our physical stores and ecommerce platforms. Each segment consists primarily of retail operations, with the significant majority focused on games, entertainment products and technology. These products are substantially the same regardless of geographic location, with the primary differences in merchandise carried being the timing of the release of new products in the various segments.

As of February 3, 2024, we had a total of 4,169 stores across all of our segments: 2,915 in the United States, 203 in Canada, 404 in Australia, and 647 in Europe. Our stores and ecommerce sites operate primarily under the names GameStop®, EB Games® and Micromania®.

Our Australia and Europe segments also include 49 pop culture themed stores selling collectibles, apparel, gadgets, electronics, toys and other retail products for technology enthusiasts and general consumers in international markets operating under the Zing Pop Culture® brand. Our brands also include our print and digital gaming publication, Game Informer® magazine.

Financial information about our segments is included in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Part II, Item 8, Notes to the Consolidated Financial Statements, Note 5, "Segment Information," of this Form 10-K.

Merchandise

We categorize our sale of products as follows:

- *Hardware and accessories.* We offer new and pre-owned gaming platforms from the major console manufacturers. The current generation of consoles include the Sony PlayStation 5, Microsoft Xbox Series X, and Nintendo Switch. Accessories consist primarily of controllers and gaming headsets.

- *Software.* We offer new and pre-owned gaming software for current and certain prior generation consoles. We also sell a wide variety of in-game digital currency, digital downloadable content and full-game downloads.

- *Collectibles.* Collectibles consist of apparel, toys, trading cards, gadgets and other retail products for pop culture and technology enthusiasts. Collectibles also included our digital asset wallet and NFT marketplace activities in fiscal 2023, however, both activities were wound down in the fourth quarter of 2023.

Trade-In Program

We provide our customers with an opportunity to trade-in their pre-owned gaming, mobility and other products at our stores in exchange for cash or credit, which can be applied towards the purchase of other products. This process drives higher market share and offers a broader range of price points for our customers. Our trade-in program provides customers a means to unlock value and recycle used product, which enables us to offer previous generation platforms and related games. We operate refurbishment centers in the United States, Canada, Australia and Europe, where used gaming, mobility and other products can be tested, repaired, sanitized, repackaged and redistributed for sale.

Sustainability

We are committed to sustainability and to operating our business in a manner that results in a positive impact to the environment and our communities. Through our trade-in program, we take pre-owned gaming consoles, gaming software and consumer electronics that are otherwise destined for landfills and either refurbish them or recycle them. In 2023 alone, through our U.S. refurbishment center, we refurbished over 1.1 million software discs and over 3.0 million consumer electronic devices, and recycled over 0.6 million pounds of e-waste. In addition, we continuously measure and look for cost-effective ways to reduce our carbon emissions and have seen both our total emissions and emissions by store decrease in the United States over our baseline year of 2009. In 2023, we achieved a reduction in year-over-year carbon emissions in excess of 10% in the United States through both operational reductions and renewable sourcing.

Store Locations

Our retail stores are generally located in strip centers, shopping malls and pedestrian areas. These locations provide easy access and high frequency of visits and, in the case of strip centers and high-traffic pedestrian stores, high visibility. We target strip centers that are conveniently located, have a mass merchant or supermarket anchor tenant and have a high volume of customers. As of February 3, 2024, we offered games and entertainment products in 4,169 stores worldwide as more specifically set forth below:

Domestic Locations. The table below sets forth the number and locations of our domestic stores included in the United States segment.

Alabama	47	Louisiana	53	Ohio	137
Alaska	5	Maine	7	Oklahoma	36
Arizona	59	Maryland	52	Oregon	31
Arkansas	23	Massachusetts	49	Pennsylvania	124
California	262	Michigan	82	Rhode Island	8
Colorado	46	Minnesota	34	South Carolina	62
Connecticut	28	Mississippi	37	South Dakota	5
Delaware	12	Missouri	53	Tennessee	77
Florida	189	Montana	9	Texas	298
Georgia	102	Nebraska	17	Utah	23
Hawaii	11	Nevada	32	Vermont	4
Idaho	15	New Hampshire	20	Virginia	94
Illinois	99	New Jersey	73	Washington	62
Indiana	71	New Mexico	22	West Virginia	23
Iowa	23	New York	140	Wisconsin	42
Kansas	27	North Carolina	117	Wyoming	5
Kentucky	61	North Dakota	7		

Total Domestic Stores	2,915

International Locations. The table below sets forth the number and locations of our international stores included in our segments in Canada, Europe and Australia.

	Number of Stores
Canada	203
Total Stores - Canada	203
Australia	365
New Zealand	39
Total Stores - Australia	404
France	314
Germany	69
Italy	264
Total Stores - Europe	647
Total International Stores	1,254

Business Strategy

GameStop is following a strategic plan to fully leverage its unique position and brand recognition in gaming through a new phase of transformation. Our strategic plan is designed to optimize our core business and achieve profitability.

GameStop is actively focused on the below objectives:

- **Establish Omnichannel Retail Excellence.** We aim to be the leading destination for games and entertainment products through our stores and ecommerce platforms. To accomplish this, we are taking steps to ensure we are a fast and convenient solution for our customers. This includes increased product availability across all channels, faster fulfillment through ship from store offerings, and a further improved customer service experience.

- **Achieve Profitability.** During fiscal 2023, we continued to optimize our cost structure to align with our current and anticipated future needs. We will continue to focus on cost containment as we look to operate with increased efficiency.

- **Leverage Brand Equity to Support Growth.** GameStop has many strengths and assets, including strong household brand recognition and a significant store network.

We believe these efforts are important aspects of our continued business to enable long-term value creation for our shareholders.

Vendors

We purchase our new products worldwide from a broad number of manufacturers, software publishers and distributors. Our largest vendors are Sony, Nintendo, and Microsoft, which collectively accounted for a majority of our new product purchases in fiscal 2023. We have established certain rights with our primary gaming product vendors that reduce our risk of inventory obsolescence, including, in some circumstances, unsold product return policies and protections against price reductions. In addition, we generally conduct business on an order-by-order basis, a practice that is typical throughout the industry. We believe that maintaining and strengthening our long-term relationships with our vendors is essential to our operations.

Distribution and Information Management

Our operating strategy involves providing a convenient and broad merchandise selection for our customers. We use our distribution facilities, store locations and inventory management systems to optimize the efficiency of the flow of products to our stores and customers, enhance fulfillment efficiency and optimize in-stock and overall investment in inventory.

Competition

The gaming industry is intensely competitive and subject to rapid changes in consumer preferences and frequent new product introductions. We compete with mass merchants and regional chains, computer product and consumer electronics stores, other gaming and related specialty stores, toy retail chains, direct sales by software publishers, the online environments operated by Sony (PlayStation Network), Microsoft (XBox Live), Nintendo (Nintendo Switch Online), as well as other online retailers and game rental companies. Gaming products are also distributed through other methods such as digital delivery. We also compete with sellers of pre-owned and value gaming products and other forms of entertainment activities, including casual and mobile games, movies, television, theater, sporting events and family entertainment centers.

In the United States, we compete with Walmart Stores, Inc. ("Walmart"), Target Corporation ("Target"), Best Buy Co., Inc. ("Best Buy") and Amazon.com, Inc. ("Amazon.com"), among others. Throughout Europe we compete with major consumer electronics retailers such as FNAC-Darty and Media Markt-Saturn, major hypermarket chains like Carrefour and Auchan, and online retailer Amazon.com. Competitors in Canada include Walmart and Best Buy. In Australia, competitors include JB HiFi stores, Big W, Target and Amazon.com. Globally, we also compete with certain vendors, including Sony, Nintendo and Microsoft among others, for direct-to-consumer offerings.

Seasonality

Our business, like that of many retailers, is seasonal, with the major portion of sales and operating profit realized during the fourth quarter of the fiscal year, which includes the holiday selling season. Results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. Quarterly results may fluctuate materially depending upon, among other factors, the timing of new product introductions, adverse weather conditions, shifts in the timing of certain holidays or promotions and changes in our merchandise mix. During fiscal 2023 and 2022, we generated approximately 34% and 38%, respectively, of our sales during the fourth quarter.

Trademarks

We have a number of trademarks and service marks, including "GameStop®," "Game Informer®," "EB Games®," "EB Electronics Boutique®," and "GameStop Pro®," which are registered with the U.S. Patent and Trademark Office. For many of our trademarks and service marks, including "Micromania®" and "Zing Pop Culture®," we also have registered or have registrations pending with the trademark authorities throughout the world. We maintain a policy of pursuing registration of our principal marks and opposing any infringement of our marks.

Human Capital

At GameStop, we strive to attract, retain and develop talent at all levels of our organization. We have approximately 8,000 full-time salaried and hourly associates and between 13,000 and 18,000 part-time, hourly associates worldwide, depending on the time of year. The number of part-time hourly associates fluctuates primarily due to the seasonality of our business. Our human resource philosophy is based on the following tenets:

- **Development.** We are committed to providing our associates with opportunities to develop and grow their careers. We offer learning opportunities through our training programs, as well as educational assistance programs.

- **Collaboration.** We advocate working actively to build understanding and collaboration across functions. We believe a more collaborative workforce provides many benefits in drawing upon a greater richness of resources, experiences, ideas and talents.

- **Benefits.** We have designed our compensation and benefits programs to meet the unique needs of employees in our various business segments. These programs are intended to attract, reward and retain talent, while instilling an ownership mentality in our work.

We are also committed to taking care of our associates in times of need. Through our Gamer Fund employee assistance program, an employee sponsored 501(c)(3) organization, we have provided temporary assistance to approximately 4,000 GameStop associates who have experienced unforeseen emergency or hardship, and more than $0.8 million in scholarships.

Available Information

We make available on our corporate website (http://news.gamestop.com), under "Investors — SEC Filings," our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such material to the Securities and Exchange Commission ("SEC"). The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like GameStop, who file electronically with the SEC. The address of that site is http://www.sec.gov. In addition to copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, our Code of Standards, Ethics and Conduct is available on our website under "Investors — Corporate Governance" and is available to our stockholders in print, free of charge, upon written request to the Investor Relations Department at GameStop Corp., 625 Westport Parkway, Grapevine, Texas 76051. Any amendments to or waivers of our Code of Standards, Ethics and Conduct or our Code of Ethics for Senior Financial and Executive Officers that apply to our principal executive officer, principal financial officer, principal accounting officer, controllers and persons performing similar functions and that relate to any matter enumerated in Item 406(b) of Regulation S-K promulgated by the SEC will be disclosed on our website. The contents of our corporate website are not part of this Annual Report on Form 10-K, or any other report we file with, or furnish to, the SEC.

ITEM 1A.   RISK FACTORS

An investment in our Company involves a high degree of risk. You should carefully consider the risks below, together with the other information contained in this report and other filings we make with the SEC, before you make an investment decision with respect to our Company. The risks described below are not the only ones facing us. Additional risks not presently known to us, or that we consider immaterial, may also impair our business operations. Any of the following risks could materially adversely affect our business, operating results or financial condition, and could cause a decline in the trading price of our Class A Common Stock and the value of your investment.

<u>Economic and Industry Risks</u>

Economic, social and political conditions in the markets in which we operate could adversely affect demand for the products we sell and impact our business and financial condition.

Sales of our products involve discretionary spending by consumers, making our results highly dependent on the health of the economies and consumer confidence in the markets in which we operate. Consumers are typically more likely to make discretionary purchases, including purchasing gaming and technology products, when there are favorable economic conditions. Our business may be affected by many economic, social, and political factors outside our control. Some of these factors include consumer disposable income levels, consumer confidence in current and future economic conditions, levels of employment, consumer credit availability, consumer debt levels, interest rates, tax rates, housing market conditions, inflation, tariffs, socio-political factors, such as civil unrest or political uncertainty, and the effect of weather, natural disasters, and public health crises. Adverse economic, social and political changes in any of the regions in which we sell our products could adversely affect our business in many ways, including reduced sales and margins.

We face strong competition from multi-channel retailers, ecommerce businesses and others, which directly affects our revenue and profitability.

The retail environment is intensely competitive and subject to rapid changes in consumer preferences and frequent new product introductions. We compete with mass merchants and regional chains, including Walmart and Target, computer product and consumer electronics stores, including Best Buy, other United States and international gaming and PC software specialty stores, such as FNAC Darty, and Media Markt-Saturn, major hypermarket chains like Carrefour and Auchan, toy retail chains, internet-based retailers such as Amazon.com, other internet marketplaces, including those operated by game publishers and console manufacturers, online retailers of digital software and game rental companies. Competition may also result from new entrants into the markets we serve, offering products and/or services that compete with us. If we lose customers to our competitors, or if we reduce our prices or increase our spending to maintain our customers, such actions may negatively impact our business and our financial performance.

Multi-channel retailers and ecommerce companies continue to focus on delivery services, with customers increasingly seeking faster, guaranteed delivery times and low-cost or free shipping. Our ability to be competitive on delivery times and delivery costs depends on many factors and our failure to successfully manage these factors and offer competitive delivery options could negatively impact the demand for our products.

The gaming industry has historically been cyclical and is affected by the introduction of next-generation consoles, which could negatively impact the demand for existing products.

The gaming industry has historically been cyclical in nature in response to the introduction and maturation of new technology. Following the introduction of new gaming platforms, sales of these platforms and related software and accessories generally increase due to initial demand, while sales of older platforms and related products generally decrease as customers migrate toward the new platforms. A new console cycle began with the launch of the Sony PlayStation 5 in November 2020, the Microsoft Xbox Series X in November 2020 and the Nintendo Switch in March 2017.

We are dependent upon the timely delivery of new and innovative products from our vendors and failure to timely obtain new product can adversely affect our sales.

We depend on manufacturers and publishers to deliver video game hardware, software and consumer electronics in quantities sufficient to meet customer demand. Some of the products we sell may be in short supply and highly allocated among us and our competitors and we compete for product inventory. If we fail to obtain products in sufficient quantities, our sales may be negatively impacted.

We also depend on these manufacturers and publishers to regularly introduce new and innovative products and software titles to drive industry sales. In recent years, the number of new software titles available for sale has decreased. Any material delay in the introduction or delivery, or limited allocations, of hardware platforms or software titles could result in reduced sales. In addition, some publishers that have historically published games compatible with multiple gaming

platforms have recently been acquired by console manufacturers. This consolidation could lead to a further reduction in the number of new software titles available for sale.

Technological advances in the delivery and types of video games and PC entertainment software available to consumers, as well as changes in consumer behavior related to these new technologies, have lowered and may continue to lower, our sales.

The current consoles from Sony, Nintendo and Microsoft have facilitated download technology. Downloading of video game content to the current generation video game systems continues to grow and take an increasing percentage of new video game sales. If consumers' preference for downloading video game content in lieu of physical software continues to increase, our business and financial performance may be adversely impacted.

In addition, both Sony and Microsoft currently offer consoles that only allow for the purchase of digital games and content and do not work with physical software. Sales of those types of consoles eliminate the ability of customers to purchase physical software, which may also adversely affect our sales of both new and pre-owned physical software.

Interruptions to our supply chain or the supply chain of our suppliers may adversely affect our business

Our suppliers rely on foreign sources, primarily in Asia, to manufacture a portion of the products we purchase from them. As a result, any event causing a disruption of imports, including labor shortages, natural disasters, public health crises or the imposition of import or trade restrictions in the form of tariffs or quotas could increase the cost and reduce the supply of products available to us, which may negatively impact our business and results of operations.

An adverse trend in sales during the holiday selling season could impact our financial results.

Our business, like that of many retailers, is seasonal, with a major portion of our sales and operating profit realized during the fourth quarter of fiscal 2023, which includes the holiday selling season. During fiscal 2023 and 2022, we generated approximately 34% and 38%, respectively, of our sales during the fourth quarter. Any adverse trend in sales during the holiday selling season could lower our results of operations for the fourth quarter and the entire fiscal year and adversely impact our liquidity.

Our ability to obtain favorable terms from our suppliers and service providers may impact our financial results.

Our financial results depend significantly upon the business terms we can obtain from our suppliers and service providers, including competitive prices, unsold product return policies, advertising and market development allowances, freight charges and payment terms. We purchase substantially all of our products directly from manufacturers, software publishers and, in some cases, distributors. If our suppliers and service providers do not provide us with favorable business terms or allocate reduced volumes of their products to us, we may not be able to offer products to our customers in sufficient volumes or at competitive prices. Vendors may request credit support which could require us to either use cash on hand or collateralize letters of credit with restricted cash or other credit support mechanisms, which would reduce our liquidity available for other purposes.

Our sales of collectibles depend on trends in pop culture and, if we are unable to anticipate, identify and react to these trends, our sales and business may be adversely affected.

Our sales of collectibles are heavily dependent upon the continued demand by our customers for collectibles, apparel, toys, trading cards gadgets, electronics and other retail products for pop culture and technology enthusiasts. The popularity of such products is often driven by movies, television shows, music, fashion and other pop culture influences. Our failure to anticipate, identify and react appropriately to changing trends and preferences of customers could lead to, among other things, excess inventories and higher markdowns.

Strategic Risks

If we are unable to successfully maintain strong retail and ecommerce experiences for our customers, our sales and results of operations could adversely be impacted.

Our business has become increasingly dependent on multiple sales channels as we strive to deliver a seamless shopping experience to our customers through both online and in-store shopping experiences. Operating an ecommerce platform is a complex undertaking and exposes us to risks and difficulties frequently experienced by internet-based businesses, including risks related to our ability to attract and retain customers on a cost-effective basis and our ability to operate, support, expand and develop our internet operations, website, mobile applications and software and other related operational systems. If we are not able to successfully operate our ecommerce platform, we may not be able to provide a positive shopping experience or improve customer traffic, sales or margins, and our business and financial condition could be adversely affected.

In-store and ecommerce retail are competitive and evolving environments. Insufficient, untimely or inadequately prioritized or ineffectively implemented investments could significantly impact our profitability and growth and affect our ability to attract new customers, as well as maintain our existing ones.

If we fail to keep pace with changing industry technology and consumer preferences, we will be at a competitive disadvantage.

The interactive entertainment industry is characterized by swiftly changing technology, evolving industry standards, frequent new and enhanced product introductions, rapidly changing consumer preferences and product obsolescence. Video games are now played on a wide variety of mediums, including video game consoles, personal computers, mobile phones, tablets, social networking websites and other devices. Browser, mobile and social gaming is accessed through hardware other than the consoles and traditional hand-held video game devices we currently sell. In addition, augmented reality, virtual reality and blockchain technology continue to rapidly evolve and may result in changes in both customer preferences and the types of hardware and software that are used by customers.

To continue to compete effectively in the gaming and interactive entertainment industry, we must respond effectively to market and technological changes and understand their impact on our customers' preferences. It may take significant time and resources to respond to these technological changes and changes in consumer preferences. Our business and results of operations may be negatively impacted if we fail to keep pace with these changes.

If we are unable to successfully manage our profitability and cost reduction initiatives, our operating results could be adversely affected.

As part of our strategic plan to achieve profitability, we have recently undertaken cost reduction measures and other initiatives to improve the efficiency of our operations, including initiatives to reduce headcount. These initiatives could strain our existing resources, and we could experience operating difficulties in managing our business, including difficulties in hiring, managing and retaining employees. If we do not adapt, we may experience erosion to our brand, the quality of our products and services may suffer and our operating results may be negatively impacted.

Changes in our senior management or our inability to attract and retain qualified personnel could have a material adverse impact on our business and results of operations.

Our success depends, in part, on the continuing services and contributions of our leadership team to execute on our strategic plan. Turnover in key leadership positions in the Company or our failure to timely or successfully implement leadership transitions could adversely affect our ability to manage the Company efficiently and effectively, could be disruptive and distracting to management and may lead to additional departures of current personnel, any of which could have a material adverse effect on our business and results of operations.

Our success also depends, in part, upon our ability to attract, motivate and retain a highly trained and engaged workforce, including key executives, management for our stores and skilled merchandising, marketing, financial and administrative personnel. The turnover rate in the retail and fulfillment industries is relatively high, and there is an ongoing need to recruit and train new store and fulfillment associates. Factors that affect our ability to maintain sufficient numbers of qualified associates include associate morale, our reputation, unemployment rates, competition from other employers and our ability to offer appropriate compensation and benefits packages.

Our inability to attract and retain qualified personnel or retain key personnel in the future could have a material adverse effect on our business and results of operations.

Damage to our reputation could adversely affect our business and our ability to attract and retain customers and employees.

Our continued success depends upon customers' perception of our Company. Any negative publicity relating to our vendors, products, associates and Board members or practices could damage our reputation and adversely impact our ability to attract and retain customers and employees. Failure to detect, prevent or mitigate issues that might give rise to reputational risk or failure to adequately address negative publicity or perceptions could adversely impact our reputation, business, results of operations and financial condition.

Operational Risks

If we do not maintain the security or privacy of our customer, associate or company information, we could impact our operations, damage our reputation, incur substantial additional costs and become subject to litigation.

An important part of our business involves the receipt, processing and storage of personal information of our customers and associates, including, in the case of customers, payment information. We have systems and processes in place that

are designed to protect against security and data breaches and unauthorized access to confidential information, and are constantly working to upgrade these systems and processes. Despite these efforts, we have been the target of cybersecurity attacks in the past and there is no guarantee that the procedures we have implemented to protect against unauthorized access are adequate. A successful cybersecurity attack could lead to significant disruptions in the operations of our systems and business, including our ability to accept payment from customers, unauthorized release of confidential information, including customer payment information and corruption of data. Any such cybersecurity attack may also require significant investment and resources to identify and remediate, may expose us to costly litigation, government investigations, government enforcement actions, fines and/or lawsuits and may significantly harm our reputation with our customers.

Weather, natural disasters, public health crises and other unexpected events could adversely affect our operating results.

The risk or actual occurrence of various unexpected events could have a material adverse effect on our financial condition. Such events may be caused by, for example: natural disasters or extreme weather events; diseases or pandemics (including COVID-19) that have affected and may continue to affect our employees, customers or partners; floods, fires or other catastrophes affecting our properties, employees or customers; cybersecurity attacks, power outages and telecommunications failures affecting our systems; or terrorism, civil unrest, mass violence or violent acts or other conflicts.

Such events can adversely affect our workforce and prevent employees and customers from reaching our stores, logistics facilities and other properties and can disrupt or disable portions of our supply chain, distribution network and refurbishment operations. They can also affect our information technology systems, resulting in disruption to various aspects of our operations, including our ability to transact with customers and fulfill orders. As a consequence of these or other events, we may endure interruption to our operations or losses of property, equipment or inventory, which could adversely affect our operations and financial condition.

We seek to mitigate our exposure to these disruptions in several ways. For example, where feasible, we design the configuration of our logistics facilities to reduce the consequences of disasters and other disruptions. We also maintain insurance for these facilities against casualties, and we evaluate our risks and develop contingency plans for dealing with them. Although we have reviewed and analyzed a broad range of disruption risks applicable to our logistics operations, the ones that actually affect us may not be those that we have concluded are most likely to occur. Furthermore, our plans may not be adequate at the time of occurrence for the magnitude of any particular disruption event that we may encounter.

Inventory shrinkage may negatively affect our results of operations and financial condition.

Although some level of inventory shrinkage is an unavoidable cost of doing business, higher rates of inventory shrinkage or increased security or other costs to combat inventory theft could adversely affect our results of operations and financial condition. There can be no assurance that we will be successful in our efforts to contain or reduce inventory shrinkage.

If our systems fail to perform or are inadequate, our ability to manage our business could be disrupted.

We rely on computerized systems to coordinate and manage the activities in our operations, including our ecommerce, store and fulfillment operations. If any of these systems fail to adequately perform their functions, including our point-of-sale, inventory management, information technology or enterprise management systems, our business could be adversely affected.

We depend on third-party delivery services to deliver products to our retail locations, fulfillment centers and customers on a timely and consistent basis, and changes in the terms we have with these service providers could adversely affect our business and financial position.

We rely on third parties for the transportation of products, and we cannot be sure that these services will continue to be provided on terms favorable to us, or at all. Delivery and shipping costs may increase from time to time, and we may not be able to pass these costs directly to our customers. Any increased delivery and shipping costs could harm our business and financial performance by increasing our costs of doing business and reducing our margins.

If our relationships with these third parties are terminated or impaired, if we are unable to negotiate acceptable terms with these third parties or if these third parties are unable to deliver products for us, whether due to a labor shortage, slow down or stoppage, or for any other reason, we would be required to use alternative carriers for the shipment of products to our retail locations, fulfillment centers and customers. Changing carriers could have a negative effect on our business and operating results due to the negative impact on customer experience, including reduced visibility of order status and

package tracking and delays in order processing and product delivery, and we may be unable to engage alternative carriers on a timely basis, upon terms favorable to us, or at all. In addition, these third parties have increasingly had demand for their services exceed capacity, in particular during the holiday selling season, and we may be unable to obtain sufficient services to meet our demand or to timely meet our customers' expectations.

If our vendors fail to provide marketing and merchandising support at historical levels, our sales and earnings could be negatively impacted.

The manufacturers of gaming products have typically provided retailers with significant marketing and merchandising support for their products. As part of this support, we receive cooperative advertising and market development payments from these vendors which enable us to actively promote and merchandise the products we sell and drive sales at our stores and on our websites. If our vendors fail to continue to provide this support at historical levels, our business and financial condition may be negatively impacted.

Restrictions on our ability to purchase and sell pre-owned products could negatively affect our business and financial condition.

Our financial results depend on our ability to purchase and sell pre-owned products. Actions by manufacturers or publishers of products or governmental authorities to prohibit or limit our ability to purchase or sell pre-owned products, or to limit the ability of consumers to use pre-owned products, could have a negative impact on our business and financial condition.

If we are unable to renew or enter into new leases on favorable terms, our earnings may be adversely affected.

All of our retail stores are located in leased premises. If the cost of leasing existing stores increases, we cannot ensure that we will be able to maintain our existing store locations as leases expire. In addition, we may not be able to enter into new leases on favorable terms or at all, or we may not be able to locate suitable alternative sites in a timely manner. Our revenues and earnings may decline if we fail to maintain existing store locations, enter into new leases, or locate alternative sites.

Risks Related to Laws and Regulations

Unfavorable changes in our global tax rate could have a negative impact on our business, results of operations and cash flows.

As a result of our operations in many foreign countries, our global tax rate is derived from a combination of applicable tax rates in the various jurisdictions in which we operate. Depending upon the sources of our income, any agreements we may have with taxing authorities in various jurisdictions and the tax filing positions we take in various jurisdictions, our overall tax rate may be higher than other companies or higher than our tax rates have been in the past. We base our estimate of an annual effective tax rate at any given point in time on a calculated mix of the tax rates applicable to our business and to estimates of the amount of income to be derived in any given jurisdiction. A change in the mix of our business from year to year and from country to country, changes in rules related to accounting for income taxes, changes in tax laws in any of the multiple jurisdictions in which we operate, or adverse outcomes from the tax audits that regularly are in process in any jurisdiction in which we operate could result in an unfavorable change in our overall tax rate, which could have a material adverse impact on our business and results of our operations.

We also continue to monitor developments related to tax legislation and government policy. The impact of these potential changes to our business and consolidated financial results cannot be determined until the relevant legislation and policies are finalized.

Legislative actions may cause our general and administrative and compliance costs to increase and impact our operations and financial condition.

To comply with laws adopted by the U.S. government or other U.S. or foreign regulatory bodies, we may be required to increase our expenditures and hire additional personnel and additional outside legal, accounting and advisory services, all of which may cause our general and administrative and compliance costs to increase. Significant workforce-related legislative changes could increase our expenses and adversely affect our operations. Examples of possible workforce-related legislative changes include changes to an employer's obligation to recognize collective bargaining units, the process by which collective bargaining agreements are negotiated or imposed, minimum wage requirements and health care mandates. In addition, changes in the regulatory environment affecting Medicare reimbursements, workplace safety, product safety, privacy and security of customer data, responsible sourcing, environmental protection, supply chain transparency, and increased compliance costs related to wage and hour statutes, limitations on arbitration/class action

waiver agreements and overtime regulations, among others, could cause our expenses to increase without an ability to pass through any increased expenses through higher prices.

Failure to comply with federal, state, local and international laws, regulations and statutes applicable to our business could result in an adverse impact to our business and financial condition.

As a seller of consumer products, we are also subject to various federal, state, local and international laws, regulations and statutes, including laws relating to product safety and consumer protection and privacy. While we take steps to comply with these laws, there can be no assurance that we will be in compliance, and failure to comply with these laws could result in litigation, regulatory action and penalties which could have a negative impact on our business and financial condition. In addition, our suppliers might not adhere to product safety requirements and the Company and those suppliers may therefore be subject to involuntary or voluntary product recalls or product liability lawsuits. Direct costs, lost sales and reputational damage associated with product recalls, government enforcement actions or product liability lawsuits, individually or in the aggregate, could have a negative impact on future revenues and results of operations.

Our international operations are also subject to compliance with the U.S. Foreign Corrupt Practices Act and other anti-bribery laws applicable to our operations. While we have policies and procedures to ensure compliance with these laws, our associates, contractors, representatives and agents may take actions that violate our policies. Any violations of these laws by any of these persons could have a negative impact on our business.

Litigation and the outcomes of such litigation could negatively impact our future financial condition and results of operations.

In the ordinary course of our business, we are, from time to time, subject to various litigation and legal proceedings, including matters involving wage and hour associate class actions, stockholder and consumer class actions, tax audits and unclaimed property audits by states. The outcome of litigation and other legal proceedings and the magnitude of potential losses therefrom, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify.

Certain of these legal proceedings, if decided adversely to us or settled by us, may require changes to our business operations that negatively impact our operating results or involve significant liability awards that impact our financial condition. The cost to defend litigation may be significant. As a result, legal proceedings may adversely affect our business, financial condition, results of operations or liquidity.

Risks Related to our Investment Policy and Securities

The value of our securities may decline.

The Company invests from time to time in securities and is exposed to market volatility in connection with these investments. The Company's financial position and financial performance could be adversely affected by worsening market conditions or poor performance of such investments. The Company may invest from time to time in nonmarketable securities and may need to hold such instruments for a long period of time and may not be able to realize a return of its cash investment should there be a need to liquidate to obtain cash at any given time. The Company may also invest from time to time in securities that are interest-bearing securities and if there are changes in interest rates, those changes would affect the interest income the Company earns on these investments and, therefore, impact its cash flows and results of operations.

Our portfolio of securities may be concentrated in one or a few holdings, which may result in a single holding significantly impacting the value of our investment portfolio.

In addition, the Company's holdings of securities may be concentrated in just one or a few holdings. Accordingly, a significant decline in the market value of one or more of such holdings may not be offset by hypothetically better performance of other holdings. This concentration of risk may result in a more pronounced effect on net income and shareholders' equity, and may result in greater volatility in the fair market value of the Company's holdings of securities from one period to another.

The Company is required to recognize losses in a particular security for financial statement purposes even though the Company has not actually sold the security.

Under accounting rules, changes in the unrealized gains and losses on certain of our securities may be included in the Company's reported net income (loss), even though the Company has not actually realized any gain or loss by selling such securities. Accordingly, changes in the market prices of such securities can have a significant impact on the Company's reported results for a particular period, even though those changes do not bear on the performance of the Company's operating businesses.

Risks Related to Our Common Stock

The market price of our Class A Common Stock has been extremely volatile and may continue to be volatile due to numerous circumstances beyond our control.

The market price of our common stock has fluctuated, and may continue to fluctuate, widely, due to many factors, some of which may be beyond our control. These factors include, without limitation:

- "short squeezes";

- comments by securities analysts or other third parties, including blogs, articles, message boards and social and other media;

- large stockholders exiting their position in our Class A Common Stock or an increase or decrease in the short interest in our Class A Common Stock;

- actual or anticipated fluctuations in our financial and operating results;

- the timing and allocations of new product releases including new console launches;

- shifts in the timing or content of certain promotions or service offerings;

- the effect of changes in tax rates in the jurisdictions in which we operate;

- acquisition costs and the integration of companies we acquire or invest in;

- the mix of earnings in the countries in which we operate;

- the costs associated with the exit of unprofitable markets, businesses or stores;

- changes in foreign currency exchange rates;

- negative public perception of us, our competitors or industry; and

- overall general market fluctuations.

Stock markets in general and our stock price in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies and our Company. These broad market fluctuations may adversely affect the trading price of our Class A Common Stock. In particular, a large proportion of our Class A Common Stock has been and may continue to be traded by short sellers which has put and may continue to put pressure on the supply and demand for our Class A Common Stock, further influencing volatility in its market price. These and other external factors have caused and may continue to cause the market price and demand for our Class A Common Stock to fluctuate substantially, which may limit or prevent our stockholders from readily selling their shares of our common stock and may otherwise negatively affect the liquidity of our Class A Common Stock.

A "short squeeze" due to a sudden increase in demand for shares of our Class A Common Stock that largely exceeds supply has led to, and may continue to lead to, extreme price volatility in shares of our Class A Common Stock.

Investors may purchase shares of our Class A Common Stock to hedge existing exposure or to speculate on the price of our Class A Common Stock. Speculation on the price of our Class A Common Stock may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our Class A Common Stock available for purchase on the open market, investors with short exposure may have to pay a premium to repurchase shares of our Class A Common Stock for delivery to lenders of our Class A Common Stock. Those repurchases may in turn, dramatically increase the price of shares of our Class A Common Stock until additional shares of our Class A Common Stock are available for trading or borrowing. This is often referred to as a "short squeeze."

A large proportion of our Class A Common Stock has been and may continue to be traded by short sellers which may increase the likelihood that our Class A Common Stock will be the target of a short squeeze. A short squeeze has previously led and could continue to lead to volatile price movements in shares of our Class A Common Stock that are unrelated or disproportionate to our operating performance or prospects and, once investors purchase the shares of our Class A Common Stock necessary to cover their short positions, the price of our Class A Common Stock may rapidly decline. Stockholders that purchase shares of our Class A Common Stock during a short squeeze may lose a significant portion of their investment.

Information available in public media that is published by third parties, including blogs, articles, message boards and social and other media may include statements not attributable to the Company and may not be reliable or accurate.

We have received, and may continue to receive, a high degree of media coverage that is published or otherwise disseminated by third parties, including blogs, articles, message boards and social and other media. This includes coverage that is not attributable to statements made by our officers or associates. Information provided by third parties may not be reliable or accurate and could materially impact the trading price of our Class A Common Stock which could cause stockholders to lose their investments.

A large number of shares of our Class A Common Stock available for future sale could adversely affect the market price of our Class A Common Stock and may be dilutive to current stockholders.

The sales of a substantial number of shares of our Class A Common Stock, or the perception that such sales could occur, could adversely affect the price for our Class A Common Stock. Our Board of Directors may authorize the issuance of additional authorized but unissued Class A Common Stock or other authorized but unissued securities at any time, including pursuant to equity incentive plans. In addition, we may file a registration statement with the SEC, allowing us to offer, from time to time and at any time, equity securities (including common or preferred stock), subject to market conditions and other factors. Accordingly, we may, from time to time and at any time, seek to offer and sell our equity securities, including sales of our Class A common stock pursuant to an at-the-market program, based upon market conditions and other factors.

Future sales of a substantial amount of our Class A Common Stock in the public markets by our insiders, or the perception that these sales may occur, may cause the market price of our Class A Common Stock to decline.

Our employees, directors and officers, and their affiliates, hold substantial amounts of shares of our Class A Common Stock. Sales of a substantial number of such shares by these stockholders, or the perception that such sales will occur, may cause the market price of our Class A Common Stock to decline. Other than restrictions on trading that arise under securities laws (or pursuant to our securities trading policy that is intended to facilitate compliance with securities laws), including the prohibition on trading in securities by or on behalf of a person who is aware of material nonpublic information, we have no restrictions on the right of our employees, directors and officers, and their affiliates, to sell their unrestricted shares of Class A Common Stock.

<u>**Risks Related to Financial Performance and Reporting**</u>

Our results of operations may fluctuate from quarter to quarter.

Our results of operations may fluctuate from quarter to quarter depending upon several factors, some of which are beyond our control. These factors include, but are not limited to:

- the timing and allocations of new product releases including new console launches;

- the amounts devoted to strategic investments, including in multi-channel capabilities and other business initiatives, and failure to achieve anticipated profitability and benefits from such initiatives within the expected time-frames, or at all;

- the timing and extent of the achievement of anticipated profits from investments, if at all;

- shifts in the timing or content of certain promotions or service offerings;

- the effect of changes in tax rates in the jurisdictions in which we operate;

- the mix of earnings in the countries in which we operate;

- the costs associated with the exit of unprofitable markets, businesses or stores; and

- changes in foreign currency exchange rates.

These and other factors could affect our business, financial condition and results of operations, and this makes the prediction of our financial results on a quarterly basis difficult. Also, it is possible that our quarterly financial results may be below the expectations of public market analysts.

The agreement governing our revolving credit facility restricts our current and future operations.

The agreement governing our revolving credit facility contains a number of restrictive covenants that impose significant operating and financial restrictions on us and certain of our subsidiaries and may limit our ability to engage in acts that may be in our long-term best interest, including limitations on additional liens, investments, acquisitions, loans, guarantees, the incurrence of additional indebtedness, certain fundamental changes, certain dispositions, certain dividends and distributions and certain related party transactions. A breach of the covenants or restrictions under the agreement governing our revolving credit facility could result in an event of default. Such an event of default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the revolving credit facility would permit the lenders under our revolving credit facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our revolving credit facility, those lenders could proceed against the collateral granted to them to secure that indebtedness. If our lenders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

As a result of these restrictions we may be limited in how we conduct our business, unable to raise additional debt or equity financing necessary to operate during general economic or business downturns, or unable to compete effectively or to take advantage of new business opportunities. Accordingly, these restrictions may affect our ability to operate in accordance with our strategy.

To fund our operations, we require cash. We may not be able to generate sufficient cash flow to meet such obligations.

Our ability to generate sufficient cash flow from operations to fund our business will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we do not generate sufficient cash flow from operations to fund our business, we may have to sell assets, reduce or delay capital investments or seek to raise additional capital. We cannot provide assurance that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales or, that additional capital could be raised.

We and our subsidiaries may incur additional debt. This could further increase the risks associated with our leverage.

Although our revolving credit facility agreement contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. Additionally, these restrictions will not prevent us from incurring obligations that do not constitute indebtedness. Such future indebtedness or obligations may have restrictions similar to, or more restrictive than, those included in our revolving credit facility agreement. The incurrence of additional indebtedness could impact our financial condition and results of operations.

If our internal control over financial reporting is ineffective, our business may be adversely affected and we may lose market confidence in our reported financial information, which could adversely impact our business and stock price.

Effective internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of consolidated financial statements and may not prevent or detect misstatements because of inherent limitations. These limitations include, among others, the possibility of human error, inadequacy or circumvention of controls and fraud.

If we are unable to maintain effective internal control over financial reporting, our ability to report financial information timely and accurately could be adversely affected. As a result, we could lose investor confidence and become subject to litigation or investigations, which could adversely affect our business, operations, financial condition and our stock price.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

An important part of our business involves the receipt, processing and storage of personal information of our customers and associates, including, in the case of our customers, payment information. Security of this information and our other proprietary data is imperative to ensure the trust of our customers, vendors, and employees. We assess, identify and

manage material risks related to potential cybersecurity attacks on or through our electronic information systems that could adversely affect the confidentiality, integrity, or availability of our information systems or the information residing on those systems through various processes. These processes include a wide variety of controls, technologies, methods, systems, and other processes that are designed to prevent, detect, or mitigate data loss, theft and misuse, and unauthorized access to, or other cybersecurity attacks or vulnerabilities affecting, our data.

The assessment of cybersecurity risk is integrated into our overall risk management processes and cybersecurity is identified as a key risk within our Enterprise Risk Management ("ERM") program. The Company strives to implement cybersecurity policies, standards, processes and controls for assessing, identifying and managing material risks from cybersecurity threats and responding to cybersecurity attacks that are aligned with industry best practices and applicable frameworks.

We have an information technology ("IT") security team, led by our chief information security officer, that is responsible for implementing and maintaining cybersecurity and data protection practices at the Company in close coordination with senior leadership and other teams across GameStop. We seek to address cybersecurity risks through a cross-functional approach, including relevant training for applicable employees and regular reviews and tests of our cybersecurity program that leverage audits performed by our internal audit team. In addition to our in-house cybersecurity capabilities, at times we also engage consultants or other third parties to assist with assessing, identifying and managing cybersecurity risks.

We use processes to oversee and identify material risks from cybersecurity threats associated with our use of third-party technology and systems. We maintain processes to reduce the impact of a cybersecurity attack at a third-party vendor.

We maintain a cybersecurity incident response plan, which details the incident response procedures and points of contact related to the response processes. The response plan includes a decision-tree-based playbook, which is a supplement to the plan, and focuses on specific types of incidents and the appropriate response steps.

As of the date of this report, we are not aware of any recent cybersecurity attacks that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition.

See "Item 1A. Risk Factors" for additional information about the risks to our business associated with a breach or compromise to our information security systems.

Governance

As indicated above, we have an IT security team, led by our chief information security officer, that is responsible for implementing and maintaining centralized cybersecurity and data protection practices at the Company in close coordination with senior leadership and other teams across GameStop. The security team's leadership has an average of over 12 years of prior work experience in various roles including monitoring, response, compliance and privacy. These individuals are informed about, and monitor the prevention, mitigation, detection and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan, and report to the Audit Committee on any appropriate items.

The Audit Committee of the Board of Directors, with input from management, assesses the measures implemented by us to mitigate and prevent cybersecurity attacks. The Company's IT team consults with, and provides regular updates to, our Audit Committee, as well as members of our senior management team, as appropriate, on technology and cybersecurity matters, the status of projects to strengthen our information security systems, assessments of our cybersecurity program, and timely reports regarding any cybersecurity attack that meets established reporting thresholds. Our Audit Committee has oversight responsibility for our cybersecurity program.

ITEM 2. PROPERTIES

All of our retail stores are leased. Store leases typically provide for a lease term of one to five years, plus renewal options. This arrangement gives us the flexibility to pursue extension or relocation opportunities that arise from changing market conditions. We believe that, as current leases expire, we will be able to obtain either renewals at present locations or leases for similar locations in the same area.

The terms of the store leases for the 4,169 leased stores open as of February 3, 2024 expire as follows.

Lease Terms to Expire During	Number of Stores
Fiscal 2024	1,350
Fiscal 2025	928
Fiscal 2026	580
Fiscal 2027	481
Fiscal 2028 and later	830
Total	4,169

As of February 3, 2024, we owned two and leased 12 office and distribution facilities, totaling approximately 2.0 million square feet. The lease expiration dates for the leased facilities range from 2024 to 2032, with an average remaining lease life, including reasonably certain options, of approximately six years.

The following table presents our principal facilities. Additional information regarding our properties can be found in Item 1, "Business—Store Locations" in this Form 10-K.

Location	Segment	Square Footage	Owned or Leased	Use
Grapevine, Texas, USA	United States	360,000	Leased	Distribution and administration
Grapevine, Texas, USA	United States	182,000	Leased	Manufacturing and distribution
York, Pennsylvania, USA[1]	United States	708,000	Leased	Fulfillment and distribution
Brampton, Ontario, Canada	Canada	119,000	Leased	Distribution and administration
Eagle Farm, Queensland, Australia	Australia	185,000	Leased	Distribution and administration
Milan, Italy	Europe	123,000	Owned	Distribution and administration

_____
[1] In January of 2023, we announced plans to close the Shepherdsville, Kentucky distribution facility to consolidate our fulfillment activities. This was completed in fiscal 2023. In January of 2024, we announced plans to close the York, Pennsylvania distribution facility, which will consolidate U.S. fulfillment activities to our Grapevine, Texas facility during the first quarter of fiscal 2024.

ITEM 3. LEGAL PROCEEDINGS

The matters included in Part II, Item 8, Notes to the Consolidated Financial Statements, Note 16, "Commitments and Contingencies - Legal Proceedings" included in this Form 10-K are incorporated by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Our Class A Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "GME". As of March 20, 2024, there were 305,873,200 shares of our Class A common stock outstanding. Of those outstanding shares, approximately 230.6 million were held by Cede & Co on behalf of the Depository Trust & Clearing Corporation (or approximately 75% of our outstanding shares) and approximately 75.3 million shares of our Class A common stock were held by registered holders with our transfer agent (or approximately 25% of our outstanding shares).

On June 3, 2019, our Board of Directors elected to eliminate our quarterly dividend in an effort to strengthen our balance sheet and provide increased financial flexibility. During the past four fiscal years, we have not declared, and do not anticipate declaring in the near term, dividends on shares of our Class A Common Stock. We currently use, and will continue to use, all available funds and any future earnings for working capital and general corporate purposes, maintaining a strong balance sheet, potential strategic initiatives and capital expenditures. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, including those under the agreements governing our existing indebtedness, and other factors our Board of Directors deems relevant.

Stock Comparative Performance Graph

The following graph compares the cumulative total stockholder return on our Class A Common Stock for the period commencing February 1, 2019 through February 2, 2024 (the last trading date of fiscal 2023) with the cumulative total return on the Standard & Poor's 500 Stock Index (the "S&P 500") and the Dow Jones Retailers, Other Specialty Industry Group Index (the "Dow Jones Specialty Retailers Index") over the same period. Total return values were calculated based on cumulative total return assuming (i) the investment of $100 in our Class A Common Stock, the S&P 500 and the Dow Jones Specialty Retailers Index on February 1, 2019 and (ii) reinvestment of dividends.

The following stock performance graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor should such information be incorporated by reference into any future filings under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference in such filing.



	2/1/2019	1/31/2020	1/29/2021	1/28/2022	1/27/2023	2/2/2024
GME	$ 100.00	$ 25.63	$2,169.54	$ 653.60	$ 609.34	$ 393.32
S&P 500 Index	$ 100.00	$ 124.48	$ 145.93	$ 176.56	$ 164.83	$ 204.08
Dow Jones Specialty Retailers Index	$ 100.00	$ 110.92	$ 156.31	$ 149.90	$ 149.53	$ 178.51

As noted above under the heading "Risk Factors — Risk Related to Our Common Stock", the market price of our Class A Common Stock has been extremely volatile due to circumstances outside of our control, including a short squeeze that led to volatile price movements that were unrelated or disproportionate to our operating performance.

Issuer Purchases of Equity Securities

Our purchases of our equity securities during the fourth quarter of fiscal 2023 were as follows:

Fiscal Period	Total Number of Shares Purchased [1]	Weighted-Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
				(In millions)
October 29, 2023 through November 25, 2023	204	$ 13.03	—	$ 101.3
November 26, 2023 through December 30, 2023	19	$ 15.30	—	$ 101.3
December 31, 2023 through February 3, 2024	45,575	$ 17.53	—	$ 101.3
Total	45,798	$ 17.51	—	$ 101.3

(1)   Under both our GameStop Corp. 2019 Incentive Plan and our GameStop Corp. 2022 Incentive Plan, approved by our Board of Directors and our stockholders, we withheld 45,798 shares of Class A Common Stock from certain employees to satisfy minimum tax withholding obligations relating to the vesting of their restricted stock units.

(2)   On March 4, 2019, our Board of Directors approved a share repurchase authorization allowing us to repurchase up to $300.0 million of our Class A Common Stock. The authorization has no expiration date. We did not repurchase shares during fiscal 2023 or fiscal 2022. As of February 3, 2024, we have $101.3 million remaining under the repurchase authorization. Refer to Item 7. Management's Discussion and Analysis - "Share Repurchases" for additional information.

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information contained in our consolidated financial statements, including the notes thereto. Statements regarding future economic performance, management's plans and objectives, and any statements concerning assumptions related to the foregoing contained in Management's Discussion and Analysis of Financial Condition and Results of Operations constitute forward-looking statements. Certain factors, which may cause actual results to vary materially from these forward-looking statements, accompany such statements or appear elsewhere in this Form 10-K, including the disclosures under Part I, Item 1A, "Risk Factors."

In Management's Discussion and Analysis of Financial Condition and Results of Operations, we provide a detailed analysis for fiscal 2023 compared to fiscal 2022. For a comparison of our results of operations for fiscal 2022 compared to fiscal 2021, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our annual report on Form 10-K for the fiscal year ended January 28, 2023, as filed with the SEC on March 28, 2023.

OVERVIEW

GameStop Corp. ("GameStop," "we," "us," "our" or the "Company"), a Delaware corporation established in 1996, is a leading specialty retailer offering games and entertainment products through its thousands of stores and ecommerce platforms.

BUSINESS PRIORITIES

GameStop is following a strategic plan to fully leverage its unique position and brand recognition in gaming through a new phase of transformation. Our strategic plan is designed to optimize our core business and achieve profitability.

GameStop is actively focused on the below objectives:

- **Establish Omnichannel Retail Excellence.** We aim to be the leading destination for games and entertainment products through our stores and ecommerce platforms. To accomplish this, we are taking steps to ensure we are a fast and convenient solution for our customers. This includes increased product availability across all channels, faster fulfillment through ship from store offerings, and a further improved customer service experience.

- **Achieve Profitability.** During fiscal 2023, we continued to optimize our cost structure to align with our current and anticipated future needs. We will continue to focus on cost containment as we look to operate with increased efficiency.

- **Leverage Brand Equity to Support Growth.** GameStop has many strengths and assets, including strong household brand recognition and a significant store network.

We believe these efforts are important aspects of our continued business to enable long-term value creation for our shareholders.

As part of our efforts to achieve sustained profitability, we continue to evaluate our portfolio of assets to validate their strategic and financial fit and to eliminate redundancies. During fiscal 2023, we exited our operations in Ireland, Switzerland, and Austria. While we expect our cost containment efforts to yield reductions in SG&A expenses in the long term, we have incurred and may continue to incur non-recurring costs related to these efforts in the short term.

Investments

On December 5, 2023, the Board of Directors approved a new investment policy (the "Investment Policy"). Subsequently, on March 21, 2024, the Board of Directors unanimously authorized revisions to the Investment Policy to codify the role of certain members of the Board of Directors in overseeing the Company's investments. In accordance with the revised Investment Policy, the Board of Directors has delegated authority to manage the Company's portfolio of securities investments to an Investment Committee consisting of the Company's Chairman of the Board of Directors and Chief Executive Officer, Ryan Cohen, and two independent members of the Board of Directors, together with such personnel and advisors as the Investment Committee may choose. The Company's investments must conform to guidelines set forth in the revised Investment Policy or be approved by either the Investment Committee, by unanimous vote, or the full Board of Directors, by majority vote. Additionally, the Investment Committee may recommend to the Board of Directors further modifications to the Investment Policy from time to time.

The Investment Committee will direct the investment activity of the Company in public and private markets pursuant to authority granted by the Board of Directors. Depending on certain market conditions and various risk factors, Mr. Cohen or other members of the Investment Committee, each in their personal capacity or through affiliated investment vehicles, may at times invest in the same securities in which the Company invests. The Board anticipates that such investments will align the interests of the Company with the interests of related parties because it places the personal resources of such directors at risk in substantially the same manner as resources of the Company in connection with investment decisions made by the Investment Committee on behalf of the Company.

STORE COUNT INFORMATION

The following table presents the number of stores by segment as of the end of fiscal 2023 compared to the end of fiscal 2022.

	January 28, 2023	Openings	Disposals	February 3, 2024
United States	2,949	35	(69)	2,915
Canada	216	—	(13)	203
Australia	419	4	(19)	404
Europe	829	4	(186)	647
Total Stores	4,413	43	(287)	4,169

CONSOLIDATED RESULTS OF OPERATIONS

The following table presents certain statement of operations items (in millions) and as a percentage of net sales:

	Fiscal 2023		Fiscal 2022		Change	
	Amount	Percent of Net Sales	Amount	Percent of Net Sales	$	%
Net sales	$5,272.8	100.0 %	$5,927.2	100.0 %	$ (654.4)	(11.0)%
Cost of sales	3,978.6	75.5	4,555.1	76.9	(576.5)	(12.7)
Gross profit	1,294.2	24.5	1,372.1	23.1	(77.9)	(5.7)
Selling, general, and administrative expenses	1,323.9	25.1	1,681.0	28.4	(357.1)	(21.2)
Asset impairments	4.8	0.1	2.7	—	2.1	77.8
Operating loss	(34.5)	(0.7)	(311.6)	(5.3)	277.1	88.9
Interest income, net	(49.5)	(0.9)	(9.5)	(0.2)	(40.0)	(421.1)
Other loss, net	1.9	—	—	—	1.9	100.0
Income (loss) before income taxes	13.1	0.2	(302.1)	(5.1)	315.2	NM[1]
Income tax expense, net	6.4	0.1	11.0	0.2	(4.6)	(41.8)
Net income (loss)	$ 6.7	0.1 %	$ (313.1)	(5.3)%	$ 319.8	NM[1]

[1] "NM" is data that is not meaningful.

Net Sales

The following table presents net sales by significant product category:

	Fiscal 2023		Fiscal 2022		Change	
	Net Sales	Percent of Net Sales	Net Sales	Percent of Net Sales	$	%
Hardware and accessories	$2,996.8	56.8 %	$3,140.0	53.0 %	$ (143.2)	(4.6)%
Software	1,522.0	28.9	1,822.6	30.7	(300.6)	(16.5)
Collectibles	754.0	14.3	964.6	16.3	(210.6)	(21.8)
Total	$5,272.8	100.0 %	$5,927.2	100.0 %	$ (654.4)	(11.0)%

The following table presents net sales by reportable segment:

	Fiscal 2023		Fiscal 2022		Change	
	Net Sales	Percent of Net Sales	Net Sales	Percent of Net Sales	$	%
United States	$3,429.4	65.1 %	$4,093.0	69.1 %	$ (663.6)	(16.2)%
Canada	292.5	5.5	344.1	5.8	(51.6)	(15.0)
Australia	522.5	9.9	588.7	9.9	(66.2)	(11.2)
Europe	1,028.4	19.5	901.4	15.2	127.0	14.1
Total	$5,272.8	100.0 %	$5,927.2	100.0 %	$ (654.4)	(11.0)%

During fiscal 2023, total net sales decreased 11.0% compared to the prior year, with net sales in our United States, Canada and Australia segments decreasing by 16.2%, 15.0% and 11.2%, respectively, compared to the prior year, and net sales in our Europe segment increasing by 14.1% compared to the prior year. The decrease in consolidated net sales in fiscal 2023 compared to the prior year was primarily attributable to a $300.6 million or 16.5%, decline in the sales of software, a $210.6 million or 21.8%, decline in the sales of collectibles, and a $191.1 million or 11.8%, decline in the sales of video game accessories, partially offset by a $47.9 million or 3.2%, increase in the sales of new hardware driven in part by decreased supply constraints in our Europe segment in the current year.

Gross Profit

Gross profit decreased $77.9 million or 5.7%, in fiscal 2023 compared to the prior year, and gross profit as a percentage of net sales increased to 24.5% in fiscal 2023 compared to 23.1% in the prior year. The decrease in gross profit is primarily attributable to the decrease in net sales, as further outlined in the net sales commentary, partially offset by a $83.5 million or 42.2%, decrease in freight expenses resulting from a decline in net sales and added cost optimizations.

Selling, General, and Administrative Expenses

SG&A expenses decreased $357.1 million or 21.2%, in fiscal 2023 compared to the prior year, and SG&A as a percentage of net sales decreased to 25.1%, in fiscal 2023, compared to 28.4% the prior year. The decline in SG&A expenses in fiscal 2023 compared to the prior year is primarily attributable to a $316.3 million reduction in labor-related costs, consulting services costs, and marketing expenses, driven by our continued focus on cost reduction efforts. SG&A expenses also declined in fiscal 2023 due to a one-time digital asset impairment of $33.7 million recognized in fiscal 2022. Store related costs decreased $12.3 million in the current year in connection with store closures, primarily in our European segment.

Asset Impairments

Asset impairments related to store-level assets increased $2.1 million or 77.8%, in fiscal 2023 compared to the prior year. During fiscal 2023, we recognized asset impairment charges of $4.8 million compared to asset impairment charges of $2.7 million in fiscal 2022. See Item 8, Notes to the Consolidated Financial Statements, Note 9, "Asset Impairments," for additional information related to the impact of impairment charges by segment.

Interest Income, Net

During fiscal 2023, we recognized net interest income of $49.5 million compared to net interest income of $9.5 million in fiscal 2022. The impact is primarily attributable to interest income increasing as a result of higher returns on invested cash, cash equivalents and marketable securities.

Income Tax Expense, Net

We recognized income tax expense of $6.4 million in fiscal 2023, compared to income tax expense of $11.0 million in fiscal 2022. We recognized an effective tax rate of 48.9% in fiscal 2023 compared to an effective tax rate of (3.6)% in fiscal 2022. This decrease in income tax expense is primarily due to the settlement of positions with certain taxing authorities and reductions in unrecognized tax benefits as a result of the lapse of applicable statute of limitations. See Item 8, Notes to the Consolidated Financial Statements, Note 15, "Income Taxes," for additional information.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and marketable securities

	February 3, 2024	January 28, 2023
Cash and cash equivalents	$ 921.7	$ 1,139.0
Marketable securities	277.6	251.6
Cash, cash equivalents and marketable securities	$ 1,199.3	$ 1,390.6

Sources of Liquidity; Uses of Capital

Our principal sources of liquidity are cash from operations, cash on hand, and borrowings from the capital markets, which include our revolving credit facilities. As of February 3, 2024, we had total unrestricted cash and cash equivalents on hand of $921.7 million, marketable securities of $277.6 million, and an additional $475.7 million of available borrowing capacity under our revolving credit facilities.

Our cash and cash equivalents are carried at fair value and consist primarily of U.S. government bonds and notes, money market funds, cash deposits with commercial banks, and highly rated direct short-term instruments that mature in 90 days or less.

Our marketable securities are also carried at fair value and include investments in certain highly-rated short-term government notes, government bills, and time deposits. Our marketable securities have a maturity date of greater than 90 days but less than one year. As of February 3, 2024, the investment portfolios' aggregate balance was $280.2 million, of which $277.6 million are recognized in marketable securities and $2.6 million are recognized in cash and cash equivalents on our Consolidated Balance Sheets.

On an ongoing basis, we evaluate and consider certain strategic operating alternatives, including divestitures, restructuring or dissolution of unprofitable business segments, uses for our excess cash, as well as equity and debt financing alternatives that we believe may enhance stockholder value. The nature, amount and timing of any strategic operational change, or financing transactions that we might pursue will depend on a variety of factors, including, as of the applicable time, our available cash and liquidity and operating performance; our commitments and obligations; our capital requirements; limitations imposed under our credit arrangements; and overall market conditions.

On December 5, 2023, the Board of Directors approved a new Investment Policy. Subsequently, on March 21, 2024, the Board of Directors amended the new Investment Policy. See "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Investments" for more information. Gains and losses on marketable securities may fluctuate significantly from period to period in the future and could have a significant impact on the Company's results of operations. However, the amount of gain or loss on marketable securities for any given period may have no predictive value and variations in amount from period to period may have no analytical value.

Some of our vendors have requested and may continue to request credit support collateral for our inventory purchase obligations and the levels of such collateral will depend on a variety of factors, including our inventory purchase levels, available payment terms for inventories, availability of borrowing capacity under our credit facilities, favorable credit terms and costs of providing collateral.

In fiscal 2021, six separate unsecured term loans held by our French subsidiary, Micromania SAS, for a total of €40.0 million were extended for five years. As of February 3, 2024, $28.5 million remains outstanding.

In November 2021, we entered into a credit agreement for a secured asset-based credit facility comprised of a $500 million revolving line of credit which matures in November 2026 ("2026 Revolver"). The 2026 Revolver includes a $50 million swing loan revolving sub-facility, a $50 million Canadian revolving sub-facility, and a $250 million letter of credit sublimit.

As of February 3, 2024, based on our borrowing base and amounts reserved for outstanding letters of credit, total availability under the 2026 Revolver was $475.7 million, with no outstanding borrowings. As of February 3, 2024, outstanding standby letters of credit were $5.1 million.

On March 22, 2024, the Company delivered an irrevocable notice pursuant to the 2026 Revolver that reduces the $500 million revolving line of credit to $250 million. The 2026 Revolver will continue to include a $50 million swing loan sub-facility, a $50M Canadian sub-facility and a $250 million letter of credit sublimit. After giving effect to this notice, availability under the 2026 Revolver would have been $225.7 million as of February 3, 2024.

Separate from the 2026 Revolver, we maintain uncommitted facilities with certain lenders that provide for the issuance of letters of credit and bank guarantees, at times supported by cash collateral. As of February 3, 2024, we had outstanding letters of credit and other bank guarantees in the amount of $10.1 million outside of the 2026 Revolver, of which $8.8 million were supported by cash collateral and are included in restricted cash.

Cash Flows

The following table presents a summary of our cash flows from operating, investing, and financing activities, as reflected in the Consolidated Statements of Cash Flows:

	Fiscal 2023	Fiscal 2022	Change
Cash (used in) provided by operating activities	$ (203.7)	$ 108.2	$ (311.9)
Cash used in investing activities	(33.2)	(222.7)	189.5
Cash used in financing activities	(11.6)	(7.9)	(3.7)
Exchange rate effect on cash, cash equivalents and restricted cash	(8.6)	(1.5)	(7.1)
Decrease in cash, cash equivalents and restricted cash	$ (257.1)	$ (123.9)	$ (133.2)

Operating Activities

In fiscal 2023, cash flows provided by operating activities were an outflow of $203.7 million, compared with an inflow of $108.2 million in fiscal 2022.

Cash used in operating activities during fiscal 2023 was primarily due to a decrease in accounts payable and accrued liabilities, partially offset by a decrease in accounts receivable and the impact of our net income. The decrease in accounts payable and accrued liabilities was primarily due to the timing of payments for merchandise inventory as a result of an additional week in fiscal 2023 compared to fiscal 2022.

Cash provided by operating activities during fiscal 2022 was primarily due to a decrease in merchandise inventory levels and the collection of $176.0 million in tax refunds, partially offset by the impact of our net loss. The decrease in merchandise inventory was due to improved inventory management, including a more disciplined purchasing strategy, more advantageous product mix ahead of the fiscal 2022 holiday season, and an improvement in supply chain constraints.

Investing activities

In fiscal 2023, cash flows used in investing activities were an outflow of $33.2 million compared to an outflow of $222.7 million in fiscal 2022.

Cash used in investing activities during fiscal 2023 was primarily due to purchases of marketable securities, ongoing technological investments, and store-related capital expenditures, partially offset by proceeds from sales and maturities of marketable securities, and proceeds from the sale of property and equipment in our Europe segment.

Cash used in investing activities during fiscal 2022 was primarily due to purchases of marketable securities and investments in technology and supply chain efficiencies, partially offset by proceeds from the sale of digital assets.

Financing activities

In fiscal 2023, cash flows used in financing activities were an outflow of $11.6 million compared to an outflow of $7.9 million in fiscal 2022.

Cash used in financing activities during fiscal 2023 and 2022 was attributable to the repayments on our government-guaranteed low interest French term loans due October 2022 through October 2026 and the settlement of stock-based awards.

Share Repurchases

On March 4, 2019, our Board of Directors approved a share repurchase authorization allowing us to repurchase up to $300.0 million of our Class A Common Stock. The authorization has no expiration date.

We did not repurchase shares during fiscal 2023, fiscal 2022 or fiscal 2021. As of February 3, 2024, we have $101.3 million remaining under the repurchase authorization.

OFF-BALANCE SHEET ARRANGEMENTS

We had no material off-balance sheet arrangements as of February 3, 2024 other than those disclosed in Item 8, Notes to the Consolidated Financial Statements, Note 16, "Commitments and Contingencies".

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In preparing these financial statements, we have made our best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. Changes in the estimates and assumptions used by us could have a significant impact on our financial results, and actual results could differ from those estimates. Our senior management has discussed the development and selection of these critical accounting policies, as well as the significant accounting policies disclosed in Item 8, Notes to the Consolidated Financial Statements, Note 2, "Summary of Significant Accounting Policies," with the Audit Committee of our Board of Directors. We believe the following accounting policies are the most critical to aid in fully understanding and evaluating our reporting of transactions and events, and the estimates these policies involve our most difficult, subjective or complex judgments.

Valuation of Merchandise Inventories

Our merchandise inventories are carried at the lower of cost or market generally using the average cost method. Under the average cost method, as new product is received from vendors, its current cost is added to the existing cost of product on-hand and this amount is re-averaged over the cumulative units. Pre-owned gaming systems traded in by customers are recorded as inventory at the amount of the store credit given to the customer. In valuing inventory, we are required to make assumptions regarding the necessity of reserves required to value potentially obsolete or over-valued items at the lower of cost or market. We consider quantities on hand, recent sales, potential price protections and returns to vendors, among other factors, when making these assumptions.

Our ability to gauge these factors is dependent upon our ability to forecast customer demand and to provide a well-balanced merchandise assortment. Any inability to forecast customer demand properly could lead to increased costs associated with write-downs of inventory to reflect volumes or pricing of inventory which we believe represents the net realizable value. A 10% change in our obsolescence reserve percentage at February 3, 2024 would have affected net earnings by approximately $2.9 million in fiscal 2023.

Customer Liabilities

Our GameStop Pro® rewards program allows paid members to earn points on purchases that can be redeemed for rewards that include discounts or coupons. We allocate the transaction price between the product and loyalty points earned based on the relative stand-alone selling prices and expected point redemption. The portion allocated to the loyalty points is initially recorded as deferred revenue and subsequently recognized as revenue upon redemption or expiration. The two primary estimates utilized to record the deferred revenue for loyalty points earned by members are the estimated retail price per point and estimated amount of points that will never be redeemed, which is a concept known in the retail industry as "breakage." Additionally, we sell gift cards to our customers in our retail stores, through our website and through selected third parties. At the point of sale, a liability is established for the value of the gift card. We recognize revenue from gift cards when the card is redeemed by the customer and recognize estimated breakage on gift cards in proportion to historical redemption patterns.

The two primary estimates utilized to record the balance sheet liability for loyalty points earned by members are the estimated redemption rate and the estimated weighted-average retail price per point redeemed. We use historical redemption rates experienced under our loyalty program as a basis for estimating the ultimate redemption rate of points earned. We estimate breakage of loyalty points and unredeemed gift cards based on historical redemption rates. The weighted-average retail price per point redeemed is based on our most recent actual loyalty point redemptions and is adjusted as appropriate for recent changes in redemption values, including the mix of rewards redeemed. Our estimate of the amount and timing of gift card redemptions is based primarily on historical transaction experience.

We continually evaluate our methodology and assumptions based on developments in redemption patterns, retail price per point redeemed and other factors. Changes in the ultimate redemption rate and weighted-average retail price per point redeemed have the effect of either increasing or decreasing the deferred revenue balance through current period revenue by an amount estimated to cover the retail value of all points previously earned but not yet redeemed by loyalty program members as of the end of the reporting period. A 10% change in our customer loyalty program redemption rate or

a 10% change in our weighted-average retail value per point redeemed at February 3, 2024, in each case, would have affected net earnings by approximately $1.7 million in fiscal 2023. A 10% change in our gift card breakage rate at February 3, 2024 would have affected net earnings by approximately $10.9 million in fiscal 2023.

Income Taxes

We account for income taxes utilizing an asset and liability approach, and deferred taxes are determined based on the estimated future tax effect of differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates. As a result of our operations in many foreign countries, our global tax rate is derived from a combination of applicable tax rates in the various jurisdictions in which we operate.

The Organization for Economic Co-operation and Development ("OECD"), supported by 140 of their member countries, have agreed to implement a minimum 15% tax rate on certain multinational enterprises and have released model guidance. This global minimum tax, known as the Pillar Two framework, will become effective across various countries starting in 2024, as each country works to enact legislation influenced by the OECD Pillar Two rules. While the Company does not expect the adoption of the Pillar Two framework to have a material impact on its effective tax rate, the Company continues to evaluate additional guidance released by the OECD, along with the pending and adopted legislation in each of the countries in which we operate.

Additionally, a valuation allowance is recorded against a deferred tax asset if it is not more likely than not that the asset will be realized. We assess the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. Several factors are considered in evaluating the realizability of our deferred tax assets, including the remaining years available for carry forward, the tax laws for the applicable jurisdictions, the future profitability of the specific business units, and tax planning strategies. Based on our analysis, we have determined that it is more likely than not that some portion of our deferred tax assets will not be realized. Our valuation allowances decreased to $355.2 million as of February 3, 2024, primarily due to the reduction of deferred tax assets resulting from the wind-down of our operations in Ireland, utilization of deferred tax assets, and the settlement of a U.S. federal tax audit. See Item 8, Notes to the Consolidated Financial Statements, Note 15, "Income Taxes," for additional information.

We maintain accruals for uncertain tax positions until examination of the tax year is completed by the taxing authority, available review periods expire, or additional facts and circumstances cause us to change our assessment of the appropriate accrual amount. Our liability for uncertain tax positions was $6.8 million as of February 3, 2024. Considerable management judgment is necessary to assess the inherent uncertainties related to the interpretations of complex tax laws, regulations and taxing authority rulings, as well as to the expiration of statutes of limitations in the jurisdictions in which we operate. We base our estimate of an annual effective tax rate at any given point in time on a calculated mix of the tax rates applicable to our operations and to estimates of the amount of income to be derived in any given jurisdiction. We file our tax returns based on our understanding of the appropriate tax rules and regulations. However, complexities in the tax rules and our operations, as well as positions taken publicly by the taxing authorities, may lead us to conclude that accruals for uncertain tax positions are required.

Our judgments and estimates concerning uncertain tax positions may change as a result of evaluation of new information, such as the outcome of tax audits or changes to or further interpretations of tax laws and regulations. Our judgments and estimates concerning realizability of deferred tax assets could change if any of the evaluation factors change. If such changes take place, there is a risk that our effective tax rate could increase or decrease in any period, impacting our net earnings.

RECENT ACCOUNTING STANDARDS AND PRONOUNCEMENTS

See Item 8, Notes to the Consolidated Financial Statements, Note 3, "New Accounting Pronouncements," for recent accounting standards and pronouncements.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk due to foreign currency fluctuations, described more fully below.

Foreign Currency Risk

We use forward exchange contracts to manage currency risk primarily related to intercompany loans denominated in non-functional currencies. The forward exchange contracts are not designated as hedges and, therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the re-measurement of related intercompany loans. We recognized a gain of $2.0 million and a gain of $7.3 million in SG&A expenses in our Consolidated Statement of Operations related to derivative instruments for the fiscal years ended

February 3, 2024 and January 28, 2023, respectively. The aggregate fair value of the forward exchange contracts as of February 3, 2024 and January 28, 2023 was a net liability of zero and $5.9 million, respectively, as measured by observable inputs obtained from market news reporting services, such as *Bloomberg*, and industry-standard models that consider various assumptions, including quoted forward prices, time value, volatility factors, and contractual prices for the underlying instruments, as well as other relevant economic measures. A hypothetical strengthening or weakening of 10% in the foreign exchange rates underlying the foreign currency contracts from the market rate as of February 3, 2024 would result in a gain of $5.9 million or a loss of $4.8 million in value of the forward exchange contracts.

We do not use derivative financial instruments for trading or speculative purposes. We are exposed to counterparty credit risk on all of our derivative financial instruments and cash equivalent investments. We manage counterparty risk according to the guidelines and controls established under comprehensive risk management and investment policies. We continuously monitor our counterparty credit risk and utilize a number of different counterparties to minimize our exposure to potential defaults. We do not require collateral under derivative or investment agreements.

ITEM 8. **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of GameStop Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GameStop Corp. and subsidiaries (the "Company") as of February 3, 2024 and January 28, 2023, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for the 53 week period ended February 3, 2024 and the 52 week periods ended January 28, 2023 and January 29, 2022, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 3, 2024 and January 28, 2023 and the results of its operations and its cash flows for the 53 week period ended February 3, 2024 and the 52 week periods ended January 28, 2023 and January 29, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 3, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide
a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Merchandise Inventories - Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company carries merchandise inventories at the lower of cost or net realizable value generally using the average cost method. Under the average cost method, as new product is received from vendors, its current cost is added to the existing cost of product on-hand and this amount is re-averaged over the cumulative units. The Company is required to make adjustments to inventory to reflect potential obsolescence or over-valuation as a result of cost exceeding market. In valuing inventory, the Company considers quantities on hand, recent sales, potential price protections, returns to vendors and other factors. The Company's ability to assess these factors is dependent upon their ability to forecast customer demand and to provide a well-balanced merchandise assortment.

We identified the reserve for merchandise inventory in certain geographies as a critical audit matter because of the significant estimates and assumptions management uses to estimate potential obsolescence. The estimates and assumptions used by management include consideration of quantities on hand, recent sales prices, and key customer demand product metrics, such as inventory turnover and product margins. Evaluation of the estimates required a high

degree of auditor judgment and an increased extent of effort when (1) performing audit procedures to evaluate the reasonableness of the estimates and assumptions used by management, and (2) performing audit testing of the key inputs to the related calculations, to evaluate whether the reserve for merchandise inventory in certain geographies was appropriately recorded as of February 3, 2024.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the excess, slow-moving, and obsolete merchandise inventory reserve in certain geographies included the following, among others:

- We tested the design and operating effectiveness of controls over the valuation of inventories.

- We evaluated the appropriateness and consistency of management's methods and assumptions used in developing their estimate of the excess, slow-moving, and obsolete inventory reserve, which included consideration of reserve trends.

- We performed analysis of key product metrics, such as inventory turnover and product margins, to identify and evaluate slow moving inventory categories, negative margins, or other trends.

- We tested a sample of inventory items to assess the reasonableness of the excess, slow-moving, and obsolete inventory reserve through evaluation of historical margin, turnover, discounts, and markdowns.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
March 26, 2024

We have served as the Company's auditor since 2013.

GAMESTOP CORP.
CONSOLIDATED BALANCE SHEETS
(in millions, except par value per share)

	February 3, 2024	January 28, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 921.7	$ 1,139.0
Marketable securities	277.6	251.6
Receivables, net of allowance of $4.4 and $2.2, respectively	91.0	153.9
Merchandise inventories, net	632.5	682.9
Prepaid expenses and other current assets	51.4	96.3
Total current assets	1,974.2	2,323.7
Property and equipment, net of accumulated depreciation of $851.2 and $1,006.8, respectively	94.9	136.5
Operating lease right-of-use assets	555.8	560.8
Deferred income taxes	17.3	18.3
Other noncurrent assets	66.8	74.1
Total assets	$ 2,709.0	$ 3,113.4
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 324.0	$ 531.3
Accrued liabilities and other current liabilities	412.0	602.3
Current portion of operating lease liabilities	187.7	194.7
Current portion of long-term debt	10.8	10.8
Total current liabilities	934.5	1,339.1
Long-term debt	17.7	28.7
Operating lease liabilities	386.6	382.4
Other long-term liabilities	31.6	40.9
Total liabilities	1,370.4	1,791.1
Stockholders' equity:		
Class A common stock — $.001 par value; authorized 1,000 shares; 305.7 and 304.6 shares issued and outstanding, respectively	0.1	0.1
Additional paid-in capital	1,634.9	1,613.6
Accumulated other comprehensive loss	(83.6)	(71.9)
Retained loss	(212.8)	(219.5)
Total stockholders' equity	1,338.6	1,322.3
Total liabilities and stockholders' equity	$ 2,709.0	$ 3,113.4

See accompanying notes to consolidated financial statements.

GAMESTOP CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

		Fiscal				
		2023		**2022**		**2021**
Net sales	$	5,272.8	$	5,927.2	$	6,010.7
Cost of sales		3,978.6		4,555.1		4,662.9
Gross profit		1,294.2		1,372.1		1,347.8
Selling, general, and administrative expenses		1,323.9		1,681.0		1,709.6
Asset impairments		4.8		2.7		6.7
Operating loss		(34.5)		(311.6)		(368.5)
Interest (income) expense, net		(49.5)		(9.5)		26.9
Other loss, net		1.9		—		—
Income (loss) before income taxes		13.1		(302.1)		(395.4)
Income tax expense (benefit), net		6.4		11.0		(14.1)
Net income (loss)	$	6.7	$	(313.1)	$	(381.3)
Net income (loss) per share:						
Basic	$	0.02	$	(1.03)	$	(1.31)
Diluted		0.02		(1.03)		(1.31)
Weighted-average shares outstanding:						
Basic		305.1		304.2		290.4
Diluted		305.2		304.2		290.4

See accompanying notes to consolidated financial statements.

GAMESTOP CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in millions)

	Fiscal					
	2023		**2022**		**2021**	
Net income (loss)	$	6.7	$	(313.1)	$	(381.3)
Other comprehensive loss:						
Foreign currency translation adjustments		(11.6)		(2.3)		(19.4)
Reclassification of foreign currency gain included in net income		(1.0)		—		—
Net change in unrealized loss on available-for-sale securities		(0.1)		(0.9)		—
Reclassification of realized loss on available-for-sale securities included in net income		1.0		—		—
Total comprehensive loss	$	(5.0)	$	(316.3)	$	(400.7)

See accompanying notes to consolidated financial statements.

GAMESTOP CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Fiscal		
	2023	2022	2021
Cash flows from operating activities:			
Net income (loss)	$ 6.7	$ (313.1)	$ (381.3)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:			
Depreciation and amortization	56.2	61.7	77.2
Stock-based compensation expense, net	22.2	40.1	30.5
Gain on sale of digital assets	—	(7.2)	—
Digital asset impairments	—	34.0	—
Asset impairments	4.8	2.7	6.7
Loss on retirement of debt	—	—	18.2
Deferred income taxes	(0.1)	(2.6)	(16.3)
Loss on disposal of property and equipment, net	1.5	2.5	5.4
Other, net	0.8	1.2	(3.5)
Changes in operating assets and liabilities:			
Receivables, net	65.0	(16.8)	(38.4)
Merchandise inventories, net	39.9	229.6	(329.6)
Prepaid expenses and other assets	10.4	(25.2)	(6.5)
Prepaid income taxes and income taxes payable	(2.4)	172.4	(21.7)
Accounts payable and accrued liabilities	(397.7)	(66.2)	224.4
Operating lease right-of-use assets and lease liabilities	(8.1)	(4.9)	(0.9)
Changes in other long-term liabilities	(2.9)	—	1.5
Net cash flows (used in) provided by operating activities	(203.7)	108.2	(434.3)
Cash flows from investing activities:			
Capital expenditures	(34.9)	(55.9)	(62.0)
Purchases of marketable securities	(326.8)	(276.8)	—
Proceeds from maturities and sales of marketable securities	312.6	27.5	—
Proceeds from sale of property and equipment	13.1	—	—
Proceeds from sale of digital assets	2.8	81.9	—
Other	—	0.6	(2.8)
Net cash flows used in investing activities	(33.2)	(222.7)	(64.8)
Cash flows from financing activities:			
Proceeds from issuance of common stock, net of costs	—	—	1,672.8
Net repayments of senior notes	—	—	(307.4)
Repayments of French term loans	(10.7)	(3.9)	—
Repayments of revolver borrowings	—	—	(25.0)
Settlement of stock-based awards	(0.9)	(4.0)	(136.8)
Payments of financing costs	—	—	(3.0)
Net cash flows (used in) provided by financing activities	(11.6)	(7.9)	1,200.6
Exchange rate effect on cash, cash equivalents and restricted cash	(8.6)	(1.5)	(16.6)
(Decrease) increase in cash, cash equivalents and restricted cash	(257.1)	(123.9)	684.9
Cash, cash equivalents and restricted cash at beginning of period	1,196.0	1,319.9	635.0
Cash, cash equivalents and restricted cash at end of period	$ 938.9	$ 1,196.0	$ 1,319.9

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash received for interest income	$	47.9	$	8.2	$	—
Cash paid for interest		(3.2)		(2.6)		(18.3)
Cash received (paid) for interest, net	$	44.7	$	5.6	$	(18.3)
Cash paid for income taxes	$	(11.2)	$	(13.5)	$	(21.4)
Cash tax refunds received		3.0		176.0		4.5
Cash (paid) refunded for income taxes, net	$	(8.2)	$	162.5	$	(16.9)
Cash paid for operating leases	$	(270.6)	$	(257.7)	$	(262.3)
Leased assets obtained in exchange for new operating lease liabilities		263.7		242.8		205.4
Non-cash investing and financing activities:						
Accruals related to purchases of property and equipment	$	0.3	$	1.1	$	9.6

See accompanying notes to consolidated financial statements.

GAMESTOP CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions, except for per share data)

	Class A Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance at January 30, 2021	261.2	$ 0.1	$ 11.0	$ (49.3)	$ 474.9	$ 436.7
Net loss	—	—	—	—	(381.3)	(381.3)
Foreign currency translation	—	—	—	(19.4)	—	(19.4)
Stock-based compensation expense	—	—	30.5	—	—	30.5
Issuance of common stock, net of cost	34.0	—	1,672.8	—	—	1,672.8
Settlement of stock-based awards	8.4	—	(136.8)	—	—	(136.8)
Balance at January 29, 2022	303.6	0.1	1,577.5	(68.7)	93.6	1,602.5
Net loss	—	—	—	—	(313.1)	(313.1)
Foreign currency translation	—	—	—	(2.3)	—	(2.3)
Stock-based compensation expense	—	—	40.1	—	—	40.1
Settlement of stock-based awards	1.0	—	(4.0)	—	—	(4.0)
Net change in unrealized loss on available-for-sale securities	—	—	—	(0.9)	—	(0.9)
Balance at January 28, 2023	304.6	0.1	1,613.6	(71.9)	(219.5)	1,322.3
Net income	—	—	—	—	6.7	6.7
Foreign currency translation	—	—	—	(11.6)	—	(11.6)
Reclassification of foreign currency gain included in net income	—	—	—	(1.0)	—	(1.0)
Stock-based compensation expense, net	—	—	22.2	—	—	22.2
Settlement of stock-based awards	1.1	—	(0.9)	—	—	(0.9)
Net change in unrealized loss on available-for-sale securities	—	—	—	(0.1)	—	(0.1)
Reclassification of realized loss on available-for-sale securities included in net loss	—	—	—	1.0	—	1.0
Balance at February 3, 2024	305.7	$ 0.1	$1,634.9	$ (83.6)	$ (212.8)	$ 1,338.6

See accompanying notes to consolidated financial statements.

(Tabular amounts in millions, except per share amounts)

1. General Information

The Company

GameStop Corp. ("GameStop," "we," "us," "our" or the "Company"), a Delaware corporation established in 1996, is a leading specialty retailer offering games and entertainment products through its thousands of stores and ecommerce platforms.

We operate our business in four geographic segments: United States, Canada, Australia and Europe. The information contained in these consolidated financial statements refers to continuing operations unless otherwise noted. See Note 5, "Segment Information," for additional information.

Basis of Presentation and Consolidation

Our consolidated financial statements include our accounts and the accounts of our wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Our fiscal year is composed of the 52 or 53 weeks ending on the Saturday closest to the last day of January. Fiscal year 2023 consisted of the 53 weeks ended on February 3, 2024 ("fiscal 2023"). Fiscal year 2022 consisted of the 52 weeks ended on January 28, 2023 ("fiscal 2022"). Fiscal year 2021 consisted of the 52 weeks ended on January 29, 2022 ("fiscal 2021").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In preparing these financial statements, we have made our best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. Changes in the estimates and assumptions used by us could have a significant impact on our financial results. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents and Restricted Cash

Our cash and cash equivalents on our Consolidated Balance Sheets are carried at fair value and consist primarily of cash, money market funds, cash deposits with commercial banks and highly rated direct short-term instruments with an original maturity of 90 days or less. Restricted cash consists primarily of bank deposits that collateralize our obligations to vendors and landlords.

The following table presents a reconciliation of cash, cash equivalents and restricted cash in our Consolidated Balance Sheets to total cash, cash equivalents and restricted cash in our Consolidated Statements of Cash Flows:

	Fiscal 2023	Fiscal 2022
Cash and cash equivalents	$ 921.7	$ 1,139.0
Restricted cash(1)	3.5	41.3
Long-term restricted cash(2)	13.7	15.7
Total cash, cash equivalents and restricted cash	$ 938.9	$ 1,196.0

(1) Recognized in prepaid expenses and other current assets on our Consolidated Balance Sheets.
(2) Recognized in other noncurrent assets on our Consolidated Balance Sheets.

Investments

We have traditionally invested our excess cash in investment grade short-term fixed income securities, which consist of U.S. government and agency securities and time deposits. Such investments with an original maturity in excess of 90 days and less than one year are classified as marketable securities on our Consolidated Balance Sheets.

Such investments are classified as available-for-sale debt securities and reported at fair value. Unrealized holding gains and losses are recognized in accumulated other comprehensive loss on our Consolidated Balance Sheets. Realized gains

(Tabular amounts in millions, except per share amounts)

and losses upon sale or extinguishment are reported in other loss, net in our Consolidated Statements of Operations. Each reporting period, we evaluate whether declines in fair value below carrying value are due to expected credit losses, as well as our ability and intent to hold the investment until a forecasted recovery occurs.

On December 5, 2023, the Board of Directors approved a new investment policy (the "Investment Policy"). Subsequently, on March 21, 2024, the Board of Directors unanimously authorized revisions to the Investment Policy to codify the role of certain members of the Board of Directors in overseeing the Company's investments. In accordance with the revised Investment Policy, the Board of Directors has delegated authority to manage the Company's portfolio of securities investments to an Investment Committee consisting of Mr. Cohen and two independent members of the Board of Directors, together with such personnel and advisors as the Investment Committee may choose.

Merchandise Inventories

Our merchandise inventories are carried at the lower of cost or net realizable value generally using the average cost method. Under the average cost method, as new product is received from vendors, its current cost is added to the existing cost of product on-hand and this amount is re-averaged over the cumulative units. Pre-owned gaming systems and other products traded in by customers are recorded as inventory at the amount of cash or store credit given to the customer. We are required to make adjustments to inventory to reflect potential obsolescence or over-valuation as a result of cost exceeding market. In valuing inventory, we consider quantities on hand, recent sales, potential price protections, returns to vendors and other factors. Our ability to assess these factors is dependent upon our ability to forecast customer demand and to provide a well-balanced merchandise assortment. Inventory is adjusted based on anticipated physical inventory losses or shrinkage and actual losses resulting from periodic physical inventory counts. Inventory reserves as of February 3, 2024 and January 28, 2023 were $38.8 million and $46.7 million, respectively.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation on fixtures and equipment is computed using the straight-line method over their estimated useful lives. Maintenance and repairs are expensed as incurred, while improvements and major remodeling costs are capitalized. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases, which includes reasonably certain renewal options. Costs incurred in purchasing or developing management information systems are capitalized and included in fixtures and equipment. These costs are amortized over their estimated useful lives from the date the technology becomes operational. We periodically review our property and equipment when events or changes in circumstances indicate that its carrying amounts may not be recoverable or its depreciation or amortization periods should be accelerated. We assess recoverability based on several factors, including our intention with respect to our stores and those stores' projected undiscounted cash flows. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its fair value, determined based on an estimate of discounted future cash flows or readily available market information for similar assets.

Assets Held for Sale

We consider assets to be held for sale when management, with appropriate authority, approves and commits to a formal plan to actively market the assets for sale at a price reasonable in relation to their estimated fair value, the assets are available for immediate sale in their present condition, an active program to locate a buyer has been initiated, the sale of the assets is probable and expected to be completed within one year, and it is unlikely that significant changes will be made to the plan. Upon designation as held for sale, we record the assets at the lower of their carrying value or their estimated fair value, reduced for the cost to dispose the assets.

During the fourth quarter of fiscal 2022, we committed to a plan to sell property in our Europe segment consisting of a building, land and other property and equipment with a total net carrying value of $7.1 million. In April 2023, the Company entered into an agreement to sell the building and land for approximately $13.1 million. The transaction closed in August 2023 and the related gain was recognized in SG&A expenses in our Consolidated Statements of Operations.

During the first half of fiscal 2023, we committed to a plan to sell additional properties in our Europe segment consisting of buildings and land with a total net carrying value of $9.4 million. There were no impairment charges recognized on these asset groups as the estimated fair value exceeded their respective carrying values.

The building, land and other property and equipment are classified as assets held for sale in other noncurrent assets on our Consolidated Balance Sheets.

Intangible Assets

Indefinite-lived intangible assets are expected to contribute to cash flows indefinitely and, therefore, are not subject to amortization but are required to be evaluated at least annually for impairment. If the carrying value of an individual

indefinite-lived intangible asset exceeds its fair value, such individual indefinite-lived intangible asset is impaired by the amount of the excess. We test our indefinite-lived intangible assets on an annual basis during the fourth quarter or when circumstances indicate the carrying value might be impaired. Our indefinite-lived intangible assets consist of digital assets and trade names.

Digital Assets

We account for digital assets in accordance with ASC 350, Intangibles-Goodwill and Other (Topic 350). Our digital assets are initially recorded at cost. Accordingly, if the fair market value at any point during the reporting period is lower than the carrying value, an impairment loss equal to the difference will be recognized in selling, general, and administrative ("SG&A") expenses in our Consolidated Statement of Operations. This new cost basis will not be adjusted upward for any subsequent increase in fair value. Gains or losses on the sale of digital assets, if any, will be recognized based on the fair value upon sale or disposal of the assets in SG&A expenses in our Consolidated Statement of Operations. See Note 11, "Intangible Assets" for additional information.

Trade Names

The fair value of our trade names are estimated by using a relief-from-royalty approach, which assumes the value of the trade name is the discounted cash flows of the amount that would be paid by a hypothetical market participant had they not owned the trade name and instead licensed the trade name from another company. We recognized no impairment charges during fiscal 2023, 2022, and 2021. See Note 11, "Intangible Assets" for additional information.

Definite-lived Intangible Assets

Our definite-lived intangible assets consist primarily of leasehold rights. The estimated useful life and amortization methodology of intangible assets are determined based on the period in which they are expected to contribute directly to cash flows. Intangible assets that are determined to have a definite life are amortized over the life of the asset.

Revenue Recognition

We recognize revenue when performance obligations are satisfied by transferring goods or services to the customer in an amount that we expect to collect in exchange for those goods or services. The satisfaction of a performance obligation with a single customer may occur at a point in time or may occur over time. The significant majority of our revenue is recognized at a point in time, generally when a customer purchases and takes possession of merchandise through our stores or when merchandise purchased through our ecommerce platforms is delivered to a customer.

Revenue is recognized net of sales discounts, sales returns, and estimated sales return reserves. Our sales return policy is generally limited to 15 days or less and as such our sales returns are, and historically have been, immaterial. Revenues do not include sales taxes or other taxes collected from customers.

We have arrangements with customers where our performance obligations are satisfied over time, which primarily relate to extended warranties and our GameStop Pro® rewards program, formerly known as PowerUp Rewards®. Our GameStop Pro® rewards program includes a subscription to Game Informer® magazine.

Subscription revenues for our GameStop Pro® rewards program are recognized on a straight-line basis over the subscription period. Advertising revenues for Game Informer® are recorded upon release of magazines for distribution to consumers. Revenues for extended warranties sold are recognized on a straight-line basis over the life of the contract.

Contract liabilities and other deferred revenues associated with gift cards, extended warranties, customer credits, and subscriptions to our GameStop Pro® rewards program are included in accrued liabilities and other current liabilities on our Consolidated Balance Sheets.

We also sell a variety of digital products which generally allow consumers to download software or play games on the internet. The significant majority of the digital products we sell are unbundled and do not require us to purchase inventory or take physical possession of, or take title to, inventory. When purchasing these products from us, consumers pay a retail price and we earn a commission based on a percentage of the retail sale as negotiated with the digital product publisher. We recognize the sale of these digital products on a net basis, whereby the commissions earned are recorded as revenue.

Rewards Program

Our GameStop Pro® rewards program allows paid members to earn points on purchases that can be redeemed for rewards that include discounts or coupons. When rewards program members purchase our product, we allocate the transaction price between the product and loyalty points earned based on the relative stand-alone selling prices and

(Tabular amounts in millions, except per share amounts)

expected point redemption. The portion allocated to the loyalty points is initially recorded as deferred revenue and subsequently recognized as revenue upon redemption or expiration.

The two primary estimates utilized to record the deferred revenue for loyalty points earned by members are the estimated retail price per point and estimated breakage. The estimated retail price per point is based on the actual historical retail prices of product purchased through the redemption of loyalty points. We estimate breakage of loyalty points based on historical redemption rates. We continually evaluate our methodology and assumptions based on developments in retail price per point redeemed, redemption patterns and other factors. Changes in the retail price per point and redemption rates have the effect of either increasing or decreasing the deferred revenue liability through current period revenue by an amount estimated to represent the retail value of all points previously earned but not yet redeemed by loyalty program members as of the end of the reporting period. The cost of administering the loyalty program, including program administration fees, program communications and cost of loyalty cards, is recognized in SG&A expenses in our Consolidated Statement of Operations.

Contract Liabilities

We establish a liability upon the issuance of merchandise credits and the sale of gift cards. Revenue is subsequently recognized when the credits and gift cards are redeemed. In addition, we recognize breakage in revenue upon redemption and in proportion to historical redemption patterns, regardless of the age of the unused gift cards and merchandise credit liabilities. To the extent that future redemption patterns differ from those historically experienced, there will be variations in the recorded breakage.

Vendor Arrangements

We participate in vendor cooperative advertising programs and other vendor marketing programs in which vendors provide us with cash consideration in exchange for marketing and advertising the vendors' products. Our accounting for cooperative advertising arrangements and other vendor marketing programs results in a significant portion of the consideration received from our vendors reducing the product costs in inventory rather than as an offset to our marketing and advertising costs. The consideration serving as a reduction in inventory is recognized in cost of sales as inventory is sold. The amount of vendor allowances to be recorded as a reduction of inventory is determined based on the nature of the consideration received and the merchandise inventory to which the consideration relates. We apply a sell-through rate to determine the timing in which the consideration should be recognized in cost of sales. Consideration received that relates to gaming products that have not yet been released to the public is deferred as a reduction of inventory.

The cooperative advertising programs and other vendor marketing programs generally cover a period from a few days up to a few weeks and include items such as product catalog advertising, in-store display promotions, internet advertising, co-op print advertising and other programs. The allowance for each event is negotiated with the vendor and requires specific performance by us to be earned. Vendor allowances of $63.9 million, $70.3 million and $71.7 million were recorded as a reduction of cost of sales for fiscal 2023, 2022 and 2021, respectively, in our Consolidated Statements of Operations.

Cost of Sales and Selling, General, and Administrative Expenses Classification

The classification of cost of sales and SG&A expenses varies across the retail industry. We include certain purchasing, receiving and distribution costs in SG&A in the Consolidated Statements of Operations. We include processing fees associated with purchases made by credit cards and other payment methods in cost of sales in our Consolidated Statements of Operations.

Advertising Expenses

We expense advertising costs for television, print, digital advertising, and other media when the advertising takes place. Advertising expenses for fiscal 2023, 2022 and 2021 totaled $39.3 million, $75.0 million and $93.6 million, respectively.

Income Taxes

Income tax expense includes federal, state, local and international income taxes. Income taxes are accounted for utilizing an asset and liability approach and deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial reporting basis and the tax basis of existing assets and liabilities using enacted tax rates. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized. In accordance with GAAP, we maintain liabilities for uncertain tax positions until examination of the tax year is completed by the applicable taxing authority, available review periods expire or additional facts and circumstances cause us to change our assessment of the appropriate accrual amount. See Note 15, "Income Taxes," for additional information.

We do not assert indefinite reinvestment on the undistributed earnings of our foreign subsidiaries. Income tax and/or withholding tax associated with any amounts available for distribution as of February 3, 2024 is not expected to be material to our financial statements.

Leases

We conduct the substantial majority of our business with leased real estate properties, including retail stores, warehouse facilities and office space. We also lease certain equipment and vehicles. These are generally leased under non-cancelable agreements and include various renewal options for additional periods. These agreements generally provide for minimum, and in some cases, percentage rentals, and require us to pay insurance, taxes and other maintenance costs. Percentage rentals are based on sales performance in excess of specified minimums at various stores and are accounted for in the period in which the amount of percentage rentals can be accurately estimated. All of our lease agreements are classified as operating leases.

We determine if an arrangement is considered a lease at inception. We recognize right-of-use ("ROU") assets, on the commencement date based on the present value of future minimum lease payments over the lease term, including reasonably certain renewal options. As the rate implicit in the lease is not readily determinable for most leases, we utilize our incremental borrowing rate ("IBR") to determine the present value of future payments. The incremental borrowing rate represents a significant judgment that is based on an analysis of our credit rating, country risk, corporate bond yields and the effect of collateralization. For our real estate leases, we do not separate the components of a contract, thus our future payments include minimum rent payments and fixed executory costs. For our non-real estate leases, future payments include only fixed minimum rent payments. We record the amortization of our ROU assets and the accretion of our lease liabilities as a single lease cost on a straight-line basis over the lease term, which includes option terms we are reasonably certain to exercise. We recognize our cash or lease incentives as a reduction to the ROU asset. We assess ROU assets for impairment in accordance with our long-lived asset impairment policy, which is performed periodically or when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Foreign Currency

Generally, we have determined that the functional currencies of our foreign subsidiaries are the subsidiaries' local currencies. The assets and liabilities of the subsidiaries are translated into U.S. dollars at the applicable exchange rate as of the end of the balance sheet date and revenue and expenses are translated into U.S. dollars at an average rate over the period. Currency translation adjustments are recorded as a component of other comprehensive income in our Consolidated Statement of Comprehensive Loss. Currency translation adjustments related to divested foreign businesses are reclassified into earnings as a component of SG&A in our Consolidated Statements of Operations once the liquidation of the respective foreign businesses is substantially complete.

Gains and losses arising from transactions denominated in nonfunctional currencies and derivatives resulted in a net gain of $2.0 million, a net loss of $2.6 million, and a net loss of $3.4 million, for fiscal 2023, 2022 and 2021, respectively. These costs were recognized in SG&A expenses in our Consolidated Statements of Operations.

We have historically used forward exchange contracts to manage currency risk primarily related to foreign-currency denominated intercompany assets and liabilities. The forward exchange contracts are not designated as hedges and, therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the re-measurement of related intercompany loans. See Note 12, "Fair Value Measurements," for additional information regarding our forward exchange contracts.

(Tabular amounts in millions, except per share amounts)

3. New Accounting Pronouncements

The Company did not adopt any Accounting Standard Updates (“ASU”) during fiscal 2023.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." This standard requires disclosure of significant segment expenses and other segment items by reportable segment. This ASU becomes effective for annual periods beginning in 2024 and interim periods in 2025. The Company is assessing the impact of this ASU and upon adoption expects that any impact would be limited to additional segment expense disclosures in the footnotes to its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-08, "Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets." This standard provides accounting and disclosure guidance for crypto assets that meet the definition of an intangible asset and certain other criteria. In-scope assets are subsequently measured at fair value with changes recorded in the income statement. The standard requires separate presentation of (1) in-scope crypto assets from other intangible assets and (2) changes in the fair value of those crypto assets. Disclosure of significant crypto asset holdings and an annual reconciliation of the beginning and ending balances of crypto assets are also required. This ASU becomes effective for annual periods beginning in 2025, including interim periods, with early adoption permitted. The Company does not anticipate a material impact of this standard on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." This standard enhances disclosures related to income taxes, including the rate reconciliation and information on income taxes paid. This ASU becomes effective January 1, 2025. The Company is assessing the impact of this ASU and upon adoption expects to include certain additional disclosures in the footnotes to its consolidated financial statements.

4. Revenue

The following table presents net sales by significant product category:

	Fiscal		
	2023	2022	2021
Hardware and accessories (1)	$ 2,996.8	$ 3,140.0	$ 3,171.7
Software (2)	1,522.0	1,822.6	2,014.8
Collectibles	754.0	964.6	824.2
Total	$ 5,272.8	$ 5,927.2	$ 6,010.7

(1) Includes sales of new and pre-owned hardware, accessories, hardware bundles in which hardware and digital or physical software are sold together in a single SKU, interactive game figures, strategy guides, mobile and consumer electronics.

(2) Includes sales of new and pre-owned gaming software, digital software and PC entertainment software.

See Note 5, "Segment Information," for net sales by geographic location.

Performance Obligations

We have arrangements with customers where our performance obligations are satisfied over time, which primarily relate to extended warranties and our GameStop Pro® rewards program, formerly known as PowerUp Rewards®. Our GameStop Pro® rewards program includes a subscription to Game Informer® magazine.

We expect to recognize revenue in future periods for remaining performance obligations we have associated with unredeemed gift cards, trade-in credits, reservation deposits and loyalty points earned as part of our GameStop Pro® rewards program (collectively, "unredeemed customer liabilities"), extended warranties, and subscriptions to our GameStop Pro® rewards program.

Performance obligations associated with unredeemed customer liabilities are primarily satisfied at the time customers redeem gift cards, trade-in credits, customer deposits or loyalty program points for products that we offer. Unredeemed customer liabilities are generally redeemed within one year of issuance.

(Tabular amounts in millions, except per share amounts)

We offer extended warranties on certain new and pre-owned products with terms generally ranging from 12 to 24 months, depending on the product. Revenues for extended warranties sold are recognized on a straight-line basis over the life of the contract.

Revenues for subscriptions to our GameStop Pro® rewards program are recognized on a straight-line basis over a 12-month subscription term.

The following table presents our performance obligations recognized in accrued liabilities and other current liabilities on our Consolidated Statements of Operations:

	Fiscal	
	2023	2022
Unredeemed customer liabilities	$ 149.5	$ 189.3
Extended warranties	74.8	98.5
Subscriptions	49.8	50.4
Total performance obligations	$ 274.1	$ 338.2

Significant Judgments and Estimates

We accrue loyalty points related to our GameStop Pro® rewards program at the estimated retail price per point, net of estimated breakage, which can be redeemed by loyalty program members for products we offer. The estimated retail price per point is based on the actual historical retail prices of products purchased through the redemption of loyalty points. We estimate breakage of loyalty points and unredeemed gift cards based on historical redemption rates.

Contract Balances

Our contract liabilities primarily consist of unredeemed customer liabilities and deferred revenues associated with gift cards, extended warranties and subscriptions to our GameStop Pro® rewards program.

The following table presents a roll forward of our contract liabilities:

	Fiscal	
	2023	2022
Contract liability beginning balance	$ 338.2	$ 378.3
Increase to contract liabilities (1)	798.7	730.5
Decrease to contract liabilities (2)	(860.6)	(769.7)
Other adjustments (3)	(2.2)	(0.9)
Contract liability ending balance	$ 274.1	$ 338.2

(1) Includes issuances of gift cards, trade-in credits and loyalty points, new reservation deposits, new subscriptions to our GameStop Pro® rewards program and extended warranties sold.

(2) Consists of redemptions and breakage of gift cards and trade-in credits, redemptions of reservation deposits, and redemptions, breakage, and expirations of loyalty points. Additionally, this includes revenues recognized for our GameStop Pro® rewards program and extended warranties. During fiscal 2023, there were $35.4 million of gift cards redeemed that were outstanding as of February 3, 2024. During fiscal 2022, there were $52.6 million of gift cards redeemed that were outstanding as of January 28, 2023.

(3) Primarily includes foreign currency translation adjustments.

(Tabular amounts in millions, except per share amounts)

5. Segment Information

We operate our business in four geographic segments: United States, Canada, Australia and Europe.

We identified segments based on a combination of geographic areas and management responsibility. Segment results for the United States include retail operations in 50 states; our ecommerce website www.gamestop.com; our GameStop Pro® rewards program; and our digital asset wallet and NFT marketplace. The United States segment also includes general and administrative expenses related to our corporate offices in Grapevine, Texas. Segment results for Canada include retail and ecommerce operations in Canada. Segment results for Australia include retail and ecommerce operations in Australia and New Zealand. Segment results for Europe include retail and ecommerce operations in six countries. We measure segment profit using operating earnings, which is defined as income from continuing operations before net interest expense and income taxes. Transactions between reportable segments consist primarily of royalties, management fees, inter-segment loans and related interest. There were no material inter-segment sales during fiscal 2023, 2022 and 2021. Information on total assets by segment is not disclosed as such information is not used by our chief operating decision makers to evaluate segment performance or to allocate resources and capital.

The following table presents segment information:

	United States	Canada	Australia	Europe	Total
As of and for the Fiscal Year Ended February 3, 2024					
Net sales	$3,429.4	$ 292.5	$ 522.5	$1,028.4	$5,272.8
Operating (loss) earnings	(2.4)	(8.4)	(3.5)	(20.2)	(34.5)
Depreciation and amortization	39.7	2.2	6.6	7.7	56.2
Asset impairments	3.0	—	0.2	1.6	4.8
Capital expenditures	21.5	0.2	7.8	5.4	34.9
Property and equipment, net	56.8	1.7	19.8	16.6	94.9
As of and for the Fiscal Year Ended January 28, 2023					
Net sales	$4,093.0	$ 344.1	$ 588.7	$ 901.4	$5,927.2
Operating (loss) earnings	(286.2)	(8.6)	13.8	(30.6)	(311.6)
Depreciation and amortization	40.6	4.1	6.7	10.3	61.7
Asset impairments	—	—	—	2.7	2.7
Capital expenditures	37.6	—	12.7	5.6	55.9
Property and equipment, net	83.3	3.7	20.9	28.6	136.5
As of and for the Fiscal Year Ended January 29, 2022					
Net sales	$4,186.5	$ 332.3	$ 591.8	$ 900.1	$6,010.7
Operating (loss) earnings	(358.1)	(1.1)	30.6	(39.9)	(368.5)
Depreciation and amortization	50.7	2.9	7.0	15.9	76.5
Asset impairments	0.2	—	—	6.5	6.7
Capital expenditures	42.3	3.1	9.4	7.2	62.0
Property and equipment, net	100.1	8.3	15.6	39.6	163.6

6. Associates' Defined Contribution Plan

We sponsor a defined contribution plan (the “Savings Plan”) for the benefit of substantially all of our U.S. associates who meet certain eligibility requirements, primarily age and length of service. The Savings Plan allows associates to invest up to 60%, subject to IRS limitations, of their eligible gross cash compensation on a pre-tax basis. Historically, the Company provided matching contributions to the Savings Plan based upon a certain percentage of the associates’ contributions. Our contributions to the Savings Plan during fiscal 2023, 2022 and 2021, were $3.6 million, $3.9 million and $4.5 million, respectively. Effective January 1, 2024, the Company suspended employer matching contributions for employees.

(Tabular amounts in millions, except per share amounts)

7. Earnings Per Share

Basic net income (loss) per common share is computed by dividing the net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed by dividing the net income (loss) available to common stockholders by the weighted-average number of common shares outstanding and potentially dilutive securities outstanding during the period. Potentially dilutive securities include unvested restricted stock and unvested restricted stock units outstanding during the period, using the treasury stock method. Potentially dilutive securities are excluded from the computations of diluted earnings per share if their effect would be antidilutive. A net loss from continuing operations causes all potentially dilutive securities to be antidilutive.

The following is a reconciliation of shares used in calculating basic and diluted net income (loss) per common share:

	Fiscal		
	2023	2022	2021
Weighted-average common shares outstanding	305.1	304.2	290.4
Dilutive effect of restricted stock units and restricted stock	0.1	—	—
Weighted-average diluted common shares	305.2	304.2	290.4
Anti-dilutive shares:			
Restricted stock units	2.7	5.9	3.6
Restricted stock	—	0.3	1.6

8. Property and Equipment

The following table presents property and equipment, net:

	Estimated Useful Lives (Years)	February 3, 2024	January 28, 2023
Land	N/A	$ —	$ 0.6
Buildings and leasehold improvements	1-10	384.1	437.3
Fixtures and equipment	3-10	332.1	380.1
Software and hardware	3	224.5	306.3
Construction-in-progress		5.4	19.0
Total property and equipment		946.1	1,143.3
Accumulated depreciation		(851.2)	(1,006.8)
Property and equipment, net		$ 94.9	$ 136.5

Our total depreciation expense was $55.3 million, $60.3 million and $73.6 million for fiscal 2023, 2022 and 2021, respectively, in SG&A expenses in our Consolidated Statements of Operations.

(Tabular amounts in millions, except per share amounts)

9. Asset Impairments

The following is a summary of our asset impairment charges, by reportable segment:

	United States	Canada	Australia	Europe	Total
Fiscal 2023					
Store and other asset impairment charges	$ 3.0	$ —	$ 0.2	$ 1.6	$ 4.8
Total	$ 3.0	$ —	$ 0.2	$ 1.6	$ 4.8
Fiscal 2022					
Store and other asset impairment charges	$ —	$ —	$ —	$ 2.7	$ 2.7
Total	$ —	$ —	$ —	$ 2.7	$ 2.7
Fiscal 2021					
Store and other asset impairment charges	0.2	—	—	6.5	6.7
Total	$ 0.2	$ —	$ —	$ 6.5	$ 6.7

10. Leases

The following table presents rent expenses under operating leases:

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Operating lease cost	$ 284.0	$ 278.3	$ 296.3
Variable lease cost (1)	57.5	64.3	64.1
Total rent expense	$ 341.5	$ 342.6	$ 360.4

(1) Variable lease cost includes percentage rentals and variable executory costs.

In fiscal 2023, we recognized $2.7 million of store-level ROU asset impairment charges compared to $0.1 million and $1.3 million of store-level ROU asset impairment charges in fiscal 2022 and 2021, respectively.

The following table presents the weighted-average remaining lease term, which includes reasonably certain renewal options, and the weighted-average discount rate for operating leases included in the measurement of our lease liabilities:

	February 3, 2024	January 28, 2023
Weighted-average remaining lease term (years) (1)	4.1	4.3
Weighted-average discount rate (2)	6.1 %	5.7 %

(1) The weighted-average remaining lease term is weighted based on the lease liability balance for each lease as of February 3, 2024 and January 28, 2023.

(2) The weighted-average discount rate weights the IBR determined for each lease based on each lease's respective liability balance as of February 3, 2024 and January 28, 2023.

(Tabular amounts in millions, except per share amounts)

The following table presents expected lease payments associated with our operating lease liabilities, excluding percentage rentals, for the next five fiscal years:

Period	Operating Leases(1)
Fiscal 2024	$ 207.2
Fiscal 2025	159.8
Fiscal 2026	110.1
Fiscal 2027	79.8
Fiscal 2028	48.7
Thereafter	57.5
Total remaining lease payments	663.1
Less: Interest	(88.8)
Present value of lease liabilities(2)	$ 574.3

(1) Operating lease payments exclude legally binding lease payments for leases signed but not yet commenced.

(2) The present value of lease liabilities consist of $187.7 million classified as current portion of operating lease liabilities and $386.6 million classified as long-term operating lease liabilities on our Consolidated Balance Sheets.

11. Intangible Assets

The following table presents the gross carrying amount and accumulated amortization of our intangible assets:

	February 3, 2024			January 28, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets with indefinite lives:						
Digital Assets	$ —	$ —	$ —	$ 0.1	$ —	$ 0.1
Trade name	5.1	—	5.1	5.1	—	5.1
Intangible assets with finite lives:						
Leasehold rights	67.3	(65.9)	1.4	70.3	(67.9)	2.4
Other	21.3	(21.3)	—	21.3	(21.3)	—
Total	$ 93.7	$ (87.2)	$ 6.5	$ 96.8	$ (89.2)	$ 7.6

Indefinite-lived Intangible Assets

Digital Assets

In January 2022, we entered into contractual agreements with Immutable X Pty Limited (“IMX”) and Digital Worlds NFTs Ltd. pursuant to which the Company was entitled to receive up to $150 million in digital assets in the form of IMX tokens once certain contractual milestones had been achieved. Upon announcement, we achieved our first milestone under the agreement with IMX and recognized a $79.0 million noncurrent receivable and corresponding deferred income liability related to our entitlement to IMX tokens as of January 29, 2022. During fiscal 2022, we achieved our second and third milestones under our agreement with IMX, and recognized an additional $33.8 million of deferred income liability on our Consolidated Balance Sheets. The deferred income is recognized over the term of the contractual agreement. We liquidated all tokens received under our agreements with IMX in fiscal 2022 and have no IMX token assets recorded on the Consolidated Balance Sheets as of February 3, 2024.

During fiscal 2022, we recognized a loss of $7.2 million on the noncurrent receivable, impairment of $33.7 million on the digital assets, gain of $6.9 million on the sale of digital assets, and deferred income of $56.0 million in SG&A expenses in our Consolidated Statements of Operations. During fiscal 2023, we recognized previously deferred income of $57.2 million in SG&A expenses in our Consolidated Statements of Operations. As of February 3, 2024, there was no remaining deferred income liability related to our agreements with IMX.

During 2022, we also launched beta versions of a non-custodial digital asset wallet and a peer-to-peer non-fungible token ("NFT") marketplace that enables the purchases, sales, and trades of NFTs. Revenues earned related to our NFT digital asset wallet and marketplace are recognized in net sales in our Consolidated Statement of Operations. Revenues earned from our digital asset wallet and NFT marketplace were not material to the consolidated financial statements in fiscal 2023 and 2022. In the fourth quarter of 2023 we began the process of winding down our digital asset wallet and NFT marketplace.

(Tabular amounts in millions, except per share amounts)

Trade Name

Our trade name relates to SFMI Micromania SAS (“Micromania”), our retail operations business in France, which we acquired in 2008. There were no impairment charges recognized during fiscal 2023, 2022 and 2021 related to our trade name.

Finite-lived Intangible Assets

Leasehold rights, the majority of which were recorded as a result of the purchase of Micromania in 2008, represent the value of rights of tenancy under commercial property leases for properties located in France. Rights pertaining to individual leases can be sold by us to a new tenant or recovered by us from the landlord if the exercise of the automatic right of renewal is refused. Leasehold rights are amortized on a straight-line basis over the expected lease term, not to exceed 20 years, with no residual value.

Other intangible assets include design portfolio interests. The design portfolio reflects the collection of product designs and ideas that were created by Geeknet and recorded as a result of the Geeknet acquisition, which have been fully amortized as of February 3, 2024.

As of February 3, 2024, the total weighted-average amortization period for our finite-lived intangible assets was approximately 7 years. The intangible assets are being amortized based upon the pattern in which the economic benefits of the intangible assets are being utilized, with no expected residual value.

Intangible asset amortization expense during fiscal 2023, 2022 and 2021 was $0.9 million, $1.4 million and $3.6 million, respectively. The following table presents the estimated aggregate intangible asset amortization expense for the next five fiscal years:

Period	Projected Amortization Expense
Fiscal 2024	$ 0.6
Fiscal 2025	0.4
Fiscal 2026	0.3
Fiscal 2027	0.1
Fiscal 2028	—

12. Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Applicable accounting standards require disclosures that categorize assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. Each fair value measurement is reported in one of the following three levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities.
- Level 2 inputs are observable inputs other than quoted prices included in Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs.
- Level 3 inputs are unobservable inputs for the asset or liability reflecting our assumptions about pricing by market participants.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

Assets and liabilities that are measured at fair value on a recurring basis include our cash equivalents, marketable securities, foreign currency contracts, company-owned life insurance policies with a cash surrender value, and certain nonqualified deferred compensation liabilities.

We measure the fair value of cash equivalents and certain marketable securities based on quoted prices in active markets for identical assets. Other marketable securities were valued either based on recent trades of securities in inactive markets or based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data.

(Tabular amounts in millions, except per share amounts)

In August 2022, the Company opened investment portfolios consisting of U.S. government treasury notes and bills. These investments are classified as available-for-sale debt securities and reported at fair value on a recurring basis and utilize Level 1 inputs for measurement. Additionally, in the second quarter of fiscal 2023 the Company invested in certain time deposits, which are reported at fair value utilizing Level 1 inputs for measurement.

As of February 3, 2024, the investment portfolios' aggregate balance was $280.2 million, of which $277.6 million are recognized in marketable securities and $2.6 million are recognized in cash and cash equivalents on our Consolidated Balance Sheets. As of January 28, 2023, the investment portfolios aggregate balance was $252.6 million, of which $251.6 million are recognized in marketable securities and $1.0 million are recognized in cash and cash equivalents on our Consolidated Balance Sheets

During fiscal 2023, we realized a $1.0 million loss on sales of U.S. government securities, which is included within other loss, net in our Consolidated Statements of Operations. There were no sales of U.S. government securities during fiscal 2022.

We measure the fair value of our foreign currency contracts, life insurance policies with cash surrender values and certain nonqualified deferred compensation liabilities based on Level 2 inputs using quotations provided by major market news services, such as Bloomberg, and industry-standard models that consider various assumptions, including quoted forward prices, time value, volatility factors, contractual prices for the underlying instruments and other relevant economic measures, all of which are observable in active markets. When appropriate, valuations are adjusted to reflect credit considerations, generally based on available market evidence.

The following tables presents our assets and liabilities measured at fair value on a recurring basis:

	February 3, 2024			
	Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value
Assets				
Level 1:				
U.S. government securities[1]	$ 265.3	$ —	$ —	$ 265.3
Time deposits[2]	$ 14.9	$ —	$ —	$ 14.9
Level 2:				
Company-owned life insurance[3]	0.5	—	—	0.5
Total assets	$ 280.7	$ —	$ —	$ 280.7
Liabilities				
Level 2:				
Foreign currency contracts[4]	$ —	$ —	$ —	$ —
Nonqualified deferred compensation[4]	0.4	—	—	0.4
Total liabilities	$ 0.4	$ —	$ —	$ 0.4

	January 28, 2023			
	Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value
Assets				
Level 1:				
U.S. government securities[1]	$ 253.5	$ —	$ (0.9)	$ 252.6
Level 2:				
Company-owned life insurance[3]	0.5	—	—	0.5
Total assets	$ 254.0	$ —	$ (0.9)	$ 253.1
Liabilities				
Level 2:				
Foreign currency contracts[4]	$ 5.9	$ —	$ —	$ 5.9
Nonqualified deferred compensation[4]	0.4	—	—	0.4
Total liabilities	$ 6.3	$ —	$ —	$ 6.3

(Tabular amounts in millions, except per share amounts)

(1) Recognized in cash and cash equivalents and marketable securities on our Consolidated Balance Sheets.

(2) Recognized in marketable securities on our Consolidated Balance Sheets.

(3) Recognized in other noncurrent assets on our Consolidated Balance Sheets.

(4) Recognized in accrued liabilities and other current liabilities on our Consolidated Balance Sheets.

Assets that are Measured at Fair Value on a Nonrecurring Basis

Assets that are measured at fair value on a nonrecurring basis relate primarily to property and equipment, operating lease ROU assets and other intangible assets, including digital assets, which are remeasured when the estimated fair value is below its carrying value. When we determine that impairment has occurred, the carrying value of the asset is reduced to its fair value. Fair value of digital assets held are based on Level 1 inputs, as described above, and impairment losses for digital assets cannot be recovered for any subsequent increase in fair value until the sale or disposal of the asset.

The fair value estimates of trade name intangibles and store-level property and equipment are based on significant unobservable inputs (Level 3) developed using company-specific information. These assets were valued using variations of the discounted cash flow method, which require assumptions associated with, among others, projected sales and cost estimates, capital expenditures, royalty rates, discount rates, terminal values and remaining useful lives.

The carrying values of our cash, restricted cash, net receivables, accounts payable and current portion of debt approximate their fair values due to their short-term maturities.

As of February 3, 2024, our government-subsidized low interest French term loans due October 2022 through October 2026 ("French Term Loans") had a carrying value of $28.5 million and a fair value of $25.0 million. The fair values of our French Term Loans were estimated based on a model that discounted future principal and interest payments at interest rates available to us at the end of the period for similar debt of the same maturity, which is a Level 2 input as defined by the fair value hierarchy.

13. Accrued and Other Current Liabilities

The following table presents our accrued and other current liabilities:

	February 3, 2024	January 28, 2023
Customer-related liabilities	$ 155.0	$ 192.2
Deferred revenue	128.6	211.9
Employee benefits, compensation and related taxes	54.6	95.6
Income and other taxes payable	24.8	28.3
Other accrued liabilities	49.0	74.3
Total accrued and other current liabilities	$ 412.0	$ 602.3

14. Debt

French Term Loans

During fiscal 2021, our French subsidiary, Micromania SAS, entered into six separate unsecured term loans for a total of €40.0 million. In the second quarter of 2021, at the request of Micromania SAS, these term loans were extended for five years, with an amortization plan for the principal starting in October 2022. In connection with the extension, the interest rate increased from zero to 0.7% for three of the term loans totaling €20.0 million, and 1% for the remaining three term loans totaling €20.0 million. The French government has guaranteed 90% of the term loans pursuant to a state guaranteed loan program instituted in connection with the COVID-19 pandemic.

As of February 3, 2024 and January 28, 2023, there was $28.5 million and $39.5 million of outstanding debt, respectively, which represents the French Term Loans described above. Total outstanding debt includes $10.8 million and $10.8 million of short-term debt as of February 3, 2024 and January 28, 2023, respectively, which represents the current portion of the French Term Loans.

Each of Micromania SAS's term loans, as described above, restrict the ability of Micromania SAS to make distributions and loans to its affiliates, and include various events that would result in the automatic acceleration of the loans thereunder, including failure to pay any principal or interest when due, acceleration of other indebtedness, a change of control and certain bankruptcy, insolvency or receivership events.

(Tabular amounts in millions, except per share amounts)

The following table presents the future principal payments for French term loans:

Period	Annual Maturities
Fiscal 2024	10.8
Fiscal 2025	10.8
Fiscal 2026	6.9
Total	**$ 28.5**

Credit Facility

In November 2021 we entered into a credit agreement (the "Credit Agreement") for a secured asset-based credit facility comprised of a $500 million revolving line of credit which matures in November 2026 ("2026 Revolver"). The 2026 Revolver includes a $50 million swing loan revolving sub-facility, a $50 million Canadian revolving sub-facility, and a $250 million letter of credit sublimit. Borrowings under the 2026 Revolver accrue interest at a SOFR rate plus an applicable margin (ranging from 1.25% to 1.50%) or an adjusted prime rate plus an applicable margin (ranging from 0.25% to 0.50%).

The obligations of the borrowers under the Credit Agreement are guaranteed by the Company and certain of its subsidiaries, subject to exceptions that, among other things, limit the ability of the Company’s foreign subsidiaries to guarantee obligations owing by the Company and its domestic subsidiaries. The obligations of the Company and each subsidiary of the Company that is a borrower and/or a guarantor under the Credit Agreement are secured by substantially all of the assets of the Company and each such subsidiary, subject to customary exceptions.

The Credit Agreement places certain restrictions on the Company and its subsidiaries, including, but not limited to, limitations on additional liens, investments, acquisitions, loans, guarantees, the incurrence of additional indebtedness, certain fundamental changes, certain dispositions, certain dividends and distributions, and certain related party transactions. The Credit Agreement also provides for customary events of default, including, but not limited to, payment defaults, breaches of covenants and certain events of bankruptcy, insolvency and reorganization. In addition, in the event that excess availability under the 2026 Revolver is at any time less than the greater of (1) $12.5 million or (2) 10% of the lesser of the total commitment or the borrowing base, we will be subject to a fixed charge coverage ratio covenant of 1.0:1.0.

As of February 3, 2024, available borrowing capacity under the 2026 Revolver was $475.7 million, with no outstanding borrowings and outstanding standby letters of credit of $5.1 million.

On March 22, 2024, the Company delivered an irrevocable notice pursuant to the 2026 Revolver that reduces the $500 million revolving line of credit to $250 million. The 2026 Revolver will continue to include a $50 million swing loan sub-facility, a $50M Canadian sub-facility and a $250 million letter of credit sublimit. After giving effect to this notice, availability under the 2026 Revolver would have been $225.7 million as of February 3, 2024.

(Tabular amounts in millions, except per share amounts)

15. Income Taxes

The following table presents the (benefit) provision for income taxes from continuing operations:

	Fiscal		
	2023	2022	2021
Current tax (benefit) expense:			
Federal	$ (0.7)	$ (2.1)	$ (13.2)
State	1.2	4.0	7.6
Foreign	6.0	11.7	7.8
	6.5	13.6	2.2
Deferred tax (benefit) expense:			
Federal	—	—	—
State	—	—	—
Foreign	(0.1)	(2.6)	(16.3)
	(0.1)	(2.6)	(16.3)
Total income tax expense (benefit)	$ 6.4	$ 11.0	$ (14.1)

The following table presents the components of income/(loss) from continuing operations before income taxes:

	Fiscal		
	2023	2022	2021
United States	$ 48.6	$ (272.7)	$ (362.7)
International	(35.5)	(29.4)	(32.7)
Total	$ 13.1	$ (302.1)	$ (395.4)

The following is a reconciliation of income tax expense (benefit) from continuing operations computed at the U.S. Federal statutory tax rate to income tax (benefit) expense reported in our Consolidated Statements of Operations:

	Fiscal		
	2023	2022	2021
Federal statutory tax rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal effect	151.5	2.3	3.1
Foreign income tax rate differential	(35.0)	0.2	0.4
Change in valuation allowance	(133.4)	(27.2)	(33.6)
Change in unrecognized tax benefits	(20.2)	(0.4)	(1.4)
Withholding tax expense	5.0	(0.3)	(0.3)
Stock-based compensation	30.5	(0.2)	6.4
Incremental benefit of net operating loss carryback	—	1.1	3.6
Loss on worthless debt and related investment	—	—	5.5
Other (including permanent differences)[(1)]	29.5	(0.1)	(1.1)
	48.9 %	(3.6)%	3.6 %

(1) Other is comprised of numerous items, none of which is individually or in the aggregate greater than 5% of income tax expense calculated at the statutory rate.

(Tabular amounts in millions, except per share amounts)

Differences between financial accounting principles and tax laws cause differences between the bases of certain assets and liabilities for financial reporting purposes and tax purposes. The tax effects of these differences, to the extent they are temporary, are recorded as deferred tax assets and liabilities which are presented in the table below.

	February 3, 2024	January 28, 2023
Deferred tax asset:		
Inventory	$ 13.6	$ 6.8
Deferred rents	0.7	1.0
Operating lease liabilities	140.8	162.9
Stock-based compensation	4.5	10.0
Net operating losses and other loss carryforwards	273.7	280.7
Customer liabilities	21.7	34.3
Credits	7.7	25.2
Accrued compensation	3.1	6.4
Intangible assets	0.7	13.9
Goodwill	0.5	0.7
Other	33.9	48.4
Total deferred tax assets	500.9	590.3
Valuation allowance	(355.2)	(408.5)
Total deferred tax assets, net	145.7	181.8
Deferred tax liabilities:		
Property and equipment	(1.0)	(4.8)
Prepaid expenses	(0.3)	(0.2)
Operating lease right-of-use assets	(127.1)	(157.8)
Other	—	(0.8)
Total deferred tax liabilities	(128.4)	(163.6)
Net deferred tax assets	$ 17.3	$ 18.2
The above amounts are reflected in the consolidated financial statements as:		
Deferred income taxes - assets	$ 17.3	$ 18.3
Deferred income taxes - liabilities	$ —	$ —

During fiscal 2023, we decreased our valuation allowances by approximately $53.3 million in various jurisdictions where it was determined that it was more likely than not that existing gross and/or net deferred tax assets would not be realized, primarily due to cumulative losses in those jurisdictions. As of February 3, 2024, we maintain full valuation allowances on our deferred tax assets in all jurisdictions except for Australia and New Zealand. We will continue to assess the realizability of our gross and net deferred tax assets in all tax jurisdictions in which we do business in future periods.

With respect to state and local jurisdictions and countries outside of the United States, we and our subsidiaries are typically subject to examination for 3 to 6 years after the income tax returns have been filed. Although the outcome of tax audits is always uncertain, we believe that adequate amounts of tax, interest and penalties have been provided for in the accompanying consolidated financial statements for any adjustments that might be incurred due to state, local or foreign audits.

(Tabular amounts in millions, except per share amounts)

As of February 3, 2024, we have approximately $594.2 million of U.S. federal net operating loss carryforwards, of which $544.6 million have no expiration date and $49.6 million, acquired through the ThinkGeek acquisition, will expire in years 2025 through 2034. We also have $365.4 million of state net operating loss carryforwards, of which $304.5 million will expire in years 2025 to 2044, $49.2 million have no expiration date, and $11.7 million, acquired through the ThinkGeek acquisition, will expire in years 2028 through 2035. Section 382 under the Internal Revenue Code imposes limits on the amount of tax attributes that can be utilized where there has been an ownership change. The federal and state net operating loss carryovers acquired through the ThinkGeek acquisition experienced an ownership change on July 17, 2015, and we have determined that these net operating loss carryforwards will be subject to future limitation.

We have approximately $3.6 million of foreign tax credit carryforwards that expire in years 2024 through 2027.

We have approximately $17.4 million of net operating loss carryforwards in Canada that expire in years 2043 through 2044, as well as $414.2 million of foreign net operating loss carryforwards in various jurisdictions that have no expiration date.

As of February 3, 2024, the gross amount of unrecognized tax benefits was approximately $6.8 million. If we were to prevail on all uncertain tax positions, the net effect would be a benefit to our effective tax rate of approximately $6.8 million, exclusive of any benefits related to interest and penalties.

The following table presents a reconciliation of the changes in the gross balances of unrecognized tax benefits:

	Fiscal		
	2023	2022	2021
Beginning balance of unrecognized tax benefits	$ 9.5	$ 9.1	$ 5.7
Increases related to current period tax positions	0.6	0.1	4.0
Increases related to prior period tax positions	0.8	1.6	0.7
Reductions as a result of a lapse of the applicable statute of limitations	(1.1)	(1.3)	(0.8)
Reductions as a result of settlements with taxing authorities	(3.0)	—	(0.5)
Ending balance of unrecognized tax benefits	$ 6.8	$ 9.5	$ 9.1

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense in our Consolidated Statement of Operations. As of February 3, 2024, January 28, 2023, and January 29, 2022, we had approximately $1.6 million, $3.7 million and $3.8 million, respectively, in interest and penalties related to unrecognized tax benefit accrued, of which approximately $2.1 million of benefit, $0.1 million of benefit and $0.4 million of expense were recognized through income tax expense in fiscal 2023, 2022 and 2021, respectively. If we were to prevail on all uncertain tax positions, the reversal of these accruals related to interest and penalties would also be a benefit to our effective tax rate.

It is reasonably possible that the amount of the unrecognized benefit with respect to certain of our unrecognized tax positions could significantly increase or decrease within the next 12 months as a result of settling ongoing audits. However, as audit outcomes and the timing of audit resolutions are subject to significant uncertainty and given the nature and complexity of the issues involved, we are unable to reasonably estimate the possible amount of change in the unrecognized tax benefits, if any, that may occur within the next 12 months as a result of ongoing examinations. Nevertheless, we believe we are adequately reserved for our uncertain tax positions as of February 3, 2024.

We do not assert indefinite reinvestment on the undistributed earnings of our foreign subsidiaries. Income tax and/or withholding tax associated with any amounts available for distribution as of February 3, 2024 is not expected to be material to our financial statements.

The Organization for Economic Co-operation and Development ("OECD"), supported by 140 of their member countries, have agreed to implement a minimum 15% tax rate on certain multinational enterprises and have released model guidance. This global minimum tax, known as the Pillar Two framework, will become effective across various countries starting in 2024, as each country works to enact legislation influenced by the OECD Pillar Two rules. While the Company does not expect the adoption of the Pillar Two framework to have a material impact on its effective tax rate, the Company continues to evaluate additional guidance released by the OECD, along with the pending and adopted legislation in each of the countries in which we operate.

(Tabular amounts in millions, except per share amounts)

16. Commitments and Contingencies

Commitments

We maintain uncommitted letter of credit facilities with certain lenders that provide for the issuance of letters of credit and bank guarantees, at times supported by cash collateral. As of February 3, 2024, we had approximately $10.1 million of outstanding letters of credit and other bank guarantees under facilities outside of our $500 million revolving line of credit which matures in November 2026, of which $8.8 million are supported by cash collateral and included in restricted cash.

As of February 3, 2024, we have purchase obligations of $157.9 million with payment dates through fiscal 2024 that represent outstanding purchase orders for merchandise from vendors. These purchase orders are generally cancellable until shipment of the products.

See Note 10, "Leases," for information regarding commitments related to our non-cancelable operating leases.

Legal Proceedings

In the ordinary course of business, we are, from time to time, subject to various legal proceedings, including matters involving wage and hour employee class actions, stockholder actions, consumer class actions, violent acts, and other conflicts. We may enter into discussions regarding settlement of these and other types of lawsuits, and may enter into settlement agreements, if we believe settlement is in the best interest of our stockholders. We do not believe that any such existing legal proceedings or settlements, individually or in the aggregate, will have a material effect on our financial condition, results of operations or liquidity.

17. Common Stock and Share-Based Compensation

Common Stock

The holders of Class A Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of Class A Common Stock will share in any dividend declared by our Board of Directors. In the event of our liquidation, dissolution or winding up, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock.

During fiscal 2021, we sold an aggregate of 34,000,000 shares of our common stock under two at-the-market equity offering programs (the "ATM Transactions"). We generated $1.68 billion in aggregate gross proceeds from sales under the ATM Transactions and paid an aggregate of $10.1 million in commissions to the sales agent, among other legal and administrative fees. These commissions and fees were recognized in additional paid-in capital on our Consolidated Balance Sheets and SG&A expenses in our Consolidated Statements of Operations.

Share-Based Compensation

In June 2022, we adopted the GameStop Corp. 2022 Incentive Plan (the "2022 Plan"), which provides for the grant of equity awards to our officers, associates, consultants, advisors and directors, and which replaced the GameStop Corp. 2019 Incentive Plan (the "2019 Incentive Plan") and the Amended and Restated GameStop Corp. 2011 Incentive Plan (the "2011 Plan"). Awards under the 2022 Plan may take the form of stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance awards and other share-based awards, or any combination of the foregoing. The 2022 Plan allows for 32,000,000 shares of Class A Common Stock, plus any shares subject to 2019 Plan awards that expire, are forfeited, canceled or terminated after the adoption of the 2019 Plan. No awards were granted under the 2019 or 2011 Plan after the adoption of the 2022 Plan. We have also granted restricted stock pursuant to certain "inducement" (i.e., non-plan) award agreements, in accordance with NYSE Listing Rule 303A.08. These inducement awards have generally mirrored the terms of restricted stock awards issued under our stockholder approved equity plans.

Restricted Stock Units

Restricted Stock Units ("RSUs") represent a right to receive one share or the value of one share upon the terms and conditions set forth in the applicable plan and award agreement. We grant RSUs to certain of our associates, officers and non-associate directors. We used the stock price on the grant date to estimate the fair value of our RSUs. The grant date fair value of RSUs is amortized to expense on a straight-line basis over the vesting period. RSUs granted in fiscal 2023 are not dividend eligible.

(Tabular amounts in millions, except per share amounts)

Restricted Stock Award

The fair value of restricted stock awards ("RSAs") is recognized as compensation expense on a straight-line basis between the grant date and the date the RSAs become fully vested. We have granted RSAs to certain associates, officers and non-associate directors. We estimate the fair value of RSAs on the grant date based on the quoted market price of our common stock.

RSAs granted by us are considered to be legally issued and outstanding as of the date of grant, notwithstanding that the shares remain subject to risk of forfeiture if the vesting conditions for such shares are not met and are included in the number of shares of Class A Common Stock outstanding disclosed on the cover page of this annual report on Form 10-K as of March 20, 2024. The total number of shares presented on our consolidated financial statements represents shares of our Class A common stock that are legally issued and outstanding.

Time-based RSAs and RSUs generally vest in installments, subject to continued service with us, and subject further to accelerated vesting in the case of retirement eligibility and certain termination events.

The following table presents a summary of our RSAs activity:

	Time-Based Restricted Stock Awards	
	Shares	Weighted-Average Grant Date Fair Value
Nonvested shares at January 28, 2023	280,020	$ 23.40
Granted	—	—
Vested	(108,860)	18.63
Forfeited	(167,772)	26.38
Nonvested shares at February 3, 2024	3,388	$ 28.84

The following table presents a summary of our RSUs activity:

	Time-Based Restricted Stock Units	
	Shares	Weighted-Average Grant Date Fair Value
Nonvested shares at January 28, 2023	5,911,378	$ 34.84
Granted	2,425,236	17.27
Vested	(1,322,906)	31.04
Forfeited	(2,966,901)	34.49
Nonvested shares at February 3, 2024	4,046,807	$ 25.86

In fiscal 2023, 2022 and 2021, there were 4.1 million, 6.2 million and 5.2 million, respectively, of RSAs and RSUs.

In fiscal 2021, we granted 742,972 shares of time-based RSAs with a weighted-average grant date fair value of $29.42. There were no grants of time-based RSAs in fiscal 2023 and 2022. In fiscal 2023, 2022 and 2021, we granted 2,425,236, 5,536,250 and 4,006,260 shares, respectively, of time-based RSUs, with a weighted-average grant date fair value of $17.27, $31.43, and $44.87, respectively.

During fiscal 2023, 2022 and 2021, we included compensation expense inclusive of forfeitures relating to the grants of RSAs and RSUs in the amounts of $22.2 million, $40.1 million and $30.5 million, respectively, in SG&A expenses in our Consolidated Statements of Operations.

As of February 3, 2024, there was $0.1 million of unrecognized compensation expense related to nonvested time-based RSAs that is expected to be recognized over a weighted-average period of 0.2 years. As of February 3, 2024, there was $78.2 million of unrecognized compensation expense related to nonvested time-based RSUs that is expected to be recognized over a weighted-average period of 2.4 years.

There was no income tax expense, inclusive of excess tax deficiencies and valuation allowances, associated with stock-based compensation for fiscal 2023, 2022 and 2021. The total fair value of RSAs and RSUs vested, as of their respective vesting dates, was $43.2 million, $12.7 million and $16.8 million during fiscal 2023, 2022 and 2021, respectively.

ITEM 9.   **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

ITEM 9A.   **CONTROLS AND PROCEDURES**

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in the reports that we file or submit under the Exchange Act has been appropriately recorded, processed, summarized and reported on a timely basis and are effective in ensuring that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective at the reasonable assurance level. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures to disclose material information otherwise required to be set forth in our periodic reports.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

A company's internal control over financial reporting includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with duly documented authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Due to inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting, as of February 3, 2024, based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, known as "COSO". Based on such evaluation, the Company's management concluded that as of February 3, 2024, the Company's internal control over financial reporting was effective at a reasonable assurance level.

Deloitte & Touche LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of February 3, 2024. Deloitte & Touche LLP's opinion, as stated in their report which appears on the following page, is consistent with management's report on internal control over financial reporting as set forth above.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our most recently completed fiscal quarter that has materially affected or is reasonably likely to material affect our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of GameStop Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of GameStop Corp. and subsidiaries (the "Company") as of February 3, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 3, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the 53 week period ended February 3, 2024, of the Company and our report dated March 26, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas

March 26, 2024

ITEM 9B. **OTHER INFORMATION**

Security Trading Plans of Directors and Executive Officers

None of the Company's directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended February 3, 2024, as such terms are defined under Item 408(a) or Regulation S-K.

ITEM 9C. **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable

PART III

ITEM 10.   **DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE***

Code of Ethics

We have adopted a Code of Ethics for Senior Financial and Executive Officers that is applicable to our Chief Executive Officer, Principal Financial Officer, any Senior Vice President or Vice President employed in a finance or accounting role and any managing director or finance director of all our foreign subsidiaries. We have also adopted a Code of Standards, Ethics and Conduct applicable to all of our associates. Each of the Code of Ethics and Code of Standards, Ethics and Conduct are available on our website at www.gamestop.com.

In accordance with SEC rules, we intend to disclose any amendment (other than any technical, administrative, or other non-substantive amendment) to either of the above Codes, or any waiver of any provision thereof with respect to any of the executive officers listed in the paragraph above, on our website (www.gamestop.com) within four business days following such amendment or waiver.

ITEM 11.   **EXECUTIVE COMPENSATION***

ITEM 12.   **SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS***

ITEM 13.   **CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE***

ITEM 14.   **PRINCIPAL ACCOUNTANT FEES AND SERVICES***

* The information not otherwise provided herein that is required by Items 10, 11, 12, 13 and 14 will be set forth in the definitive proxy statement relating to our 2024 Annual Meeting of Stockholders to be held on or around June 13, 2024 which is to be filed with the SEC pursuant to Regulation 14A under the Exchange Act. This definitive proxy statement relates to a meeting of stockholders involving the election of directors and the portions therefrom required to be set forth in this Form 10-K by Items 10, 11, 12, 13 and 14 are incorporated herein by reference pursuant to General Instruction G(3) to Form 10-K.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) The following documents are filed as a part of this Form 10-K

    (1) Index to Consolidated Financial Statements

Our consolidated financial statements, together with the report of Deloitte & Touche LLP, our independent registered public accounting firm, are included in Part II, Item 8 of this Form 10-K.

    (2) Financial Statement Schedules required to be filed by Item 8 of this Form 10-K:

The following financial statement schedule for the 53 weeks ended February 3, 2024, 52 weeks ended January 28, 2023 and the 52 weeks ended January 29, 2022 is filed as part of this Form 10-K and should be read in conjunction with our Consolidated Financial Statements appearing elsewhere in this Form 10-K. Other schedules have been omitted because they are not applicable.

Schedule II — Valuation and Qualifying Accounts

For fiscal 2023, 2022 and 2021:

	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts- Accounts Payable [1]	Deductions- Write-Offs Net of Recoveries	Balance at End of Period
			(In millions)		
Inventory Reserve					
Fiscal 2023	$ 46.7	$ 81.3	$ —	$ (89.2)	$ 38.8
Fiscal 2022	34.6	37.0	10.7	$ (35.6)	46.7
Fiscal 2021	45.2	26.9	21.2	(58.7)	34.6
Valuation Allowance for Deferred Tax Assets					
Fiscal 2023	$ 408.5	$ —	$ —	$ (53.3)	$ 355.2
Fiscal 2022	338.3	70.2	—	—	408.5
Fiscal 2021	225.7	128.9	—	(16.3)	338.3

(1) Consists primarily of amounts received from vendors for defective allowances.

(b) Exhibits

EXHIBIT INDEX

Exhibit Number	Description	Previously Filed as an Exhibit to and Incorporated by Reference From	Date Filed
3.1	Third Amended and Restated Certificate of Incorporation	Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2013	September 11, 2013
3.2	Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation	Current Report on Form 8-K	June 3, 2022
3.3	Fifth Amended and Restated Bylaws	Current Report on Form 8-K	March 6, 2017
4.1	Description of Securities	Annual Report on Form 10-K for the fiscal year ended February 1, 2020	March 27, 2020
10.1	Open Market Sale Agreement[SM], dated December 8, 2020, by and among GameStop Corp. and Jefferies LLC	Current Report on Form 8-K	December 8, 2020

Exhibit Number	Description	Previously Filed as an Exhibit to and Incorporated by Reference From	Date Filed
10.2	Credit Agreement, dated November 3, 2021, by and among GameStop Corp., the Borrowers party thereto, the Guarantors party thereto, the other borrowers and guarantors from time to time party thereto, the lenders and issuers from time to time party thereto, Wells Fargo Bank, National Association, as Administrative Agent, Collateral Agent and Australian Security Trustee, Wells Fargo Bank, National Association, Bank of America, N.A., JPMorgan Chase Bank, N.A., Regions Bank, and Fifth Third Bank, National Association, as Co-Syndication Agents, Wells Fargo Bank, National Association, BofA Securities Inc., JPMorgan Chase Bank, N.A., Regions Bank, and Fifth Third Bank, National Association, as Joint Lead Arrangers and Joint Bookrunners	Current Report on Form 8-K	November 4, 2021
10.3	Amendment No. 1 to Credit Agreement, dated May 11, 2023, by and among GameStop Corp., the Borrowers party thereto, the Guarantors party thereto, the other borrowers and guarantors from time to time party thereto, the lenders from time to time party thereto, and Wells Fargo Bank, National Association, as Administrative Agent, Collateral Agent and Australian Security Trustee	Quarterly Report on Form 10-Q for the fiscal quarter ended July 29, 2023	September 6, 2023
10.4*	GameStop Corp. 2022 Incentive Plan	Current Report on Form 8-K	June 3, 2022
10.5*†	Form of Restricted Stock Unit Award Agreement for Employees (2022 Plan)	Annual Report on Form 10-K for the fiscal year ended January 28, 2023	March 28, 2023
10.6*	Form of Restricted Stock Unit Award Agreement for Board of Directors (2022 Plan)	Annual Report on Form 10-K for the fiscal year ended January 28, 2023	March 28, 2023
10.7*	GameStop Corp 2019 Incentive Plan	Definitive Proxy Statement for 2019 Annual Meeting of Stockholders	May 14, 2019
10.8*	Form of Restricted Stock Unit Award Agreement (2019 Plan)	Annual Report on Form 10-K for the fiscal year ended January 29, 2022	March 17, 2022
10.9*	Letter Agreement, dated May 12, 2022, between GameStop Corp. and Nir Patel	Current Report on Form 8-K	May 16, 2022
10.10*	Letter Agreement between Mark H. Robinson and GameStop Corp. executed June 7, 2023	Current Report on Form 8-K	June 7, 2023
21.1	Subsidiaries	Filed herewith.	
23.1	Consent of Deloitte & Touche LLP	Filed herewith.	
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.	
31.2	Certification of Interim Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith.	
32.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith.	
32.2	Certification of Interim Principal Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith.	

Exhibit Number	Description	Previously Filed as an Exhibit to and Incorporated by Reference From	Date Filed
97.1	GameStop Corp. Dodd-Frank Clawback Policy	Filed herewith.	
101.INS	XBRL Instance Document.- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document	Submitted electronically herewith.	
101.SCH	inline XBRL Taxonomy Extension Schema	Submitted electronically herewith.	
101.CAL	inline XBRL Taxonomy Extension Calculation Linkbase	Submitted electronically herewith.	
101.DEF	inline XBRL Taxonomy Extension Definition Linkbase	Submitted electronically herewith.	
101.LAB	inline XBRL Taxonomy Extension Label Linkbase	Submitted electronically herewith.	
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)	Submitted electronically herewith.	

———————————

* This exhibit is a management or compensatory contract.

† Portions of this exhibit have been redacted in compliance with Item 601(b)(10) of Regulation S-K.

ITEM 16.   **FORM 10-K SUMMARY**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.


GAMESTOP CORP.


By: /s/ DANIEL MOORE

Daniel Moore

Principal Financial and Accounting Officer

Date: March 26, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Capacity	Date
/s/ RYAN COHEN Ryan Cohen	President, Chief Executive Officer and Chairman (Principal Executive Officer)	March 26, 2024
/s/ DANIEL MOORE Daniel Moore	Principal Financial and Accounting Officer (Principal Financial Officer)	March 26, 2024
/s/ ALAN ATTAL Alan Attal	Director	March 26, 2024
/s/ LARRY CHENG Larry Cheng	Director	March 26, 2024
/s/ JIM GRUBE Jim Grube	Director	March 26, 2024
/s/ YANG XU Yang Xu	Director	March 26, 2024

Corporate Information

Board Of Directors

Ryan Cohen
President, Chief Executive Officer
and Chairman of the Board
GameStop Corp.

Alan Attal
Lead Independent Director
Former Chief Marketing Officer
Chewy, Inc.

Larry Cheng
Co-founder and Managing
Partner, Volition Capital, LLC

Jim Grube
Former Chief Financial Officer
Rad Power Bikes Inc.

Yang Xu
Chief Financial Officer
Straumann Group

Executive Officers

Ryan Cohen
President, Chief Executive Officer
and Chairman of the Board

Dan Moore
Principal Financial and
Accounting Officer

Mark Robinson
General Counsel and Secretary

Shareholder Information

Corporate Office
625 Westport Parkway
Grapevine, TX 76051
817.424.2000
www.GameStop.com

Auditors
Deloitte & Touche, LLP
Dallas, TX

Annual Meeting
The Annual Meeting of
Shareholders will be held on
Thursday, June 13, 2024.
See news.gamestop.com
for details.

Transfer Agent
Computershare
www.computershare.com/
investor
800.522.6645

First Class/Registered/
Certified Mail:
Computershare Investor Services
P.O. Box 43006
Providence RI 02940-3006

Courier Services:
Computershare Investor Services
P.O. Box 43006
Providence RI 02940-3006

**Listed on the New York
Stock Exchange**
Symbol: GME

Officer Certifications
The Company's Chief Executive
Officer has submitted to the New
York Stock Exchange the annual
certification required by Section
303A.12(a) of the NYSE Company
Manual. Our Annual Report on
Form 10-K filed with the SEC
is included herein, excluding all
exhibits. Copies of exhibits to
our Annual Report on Form 10-K
and other corporate governance
documents are available without
charge upon request.

GameStop

Corporate Office
625 Westport Parkway
Grapevine, TX 76051

817.424.2000
www.GameStop.com